Exhibit 99.1

BELLUS HEALTH INC.

ANNUAL INFORMATION FORM

Fiscal year ended December 31, 2019

February 26, 2020

TABLE OF CONTENTS

CORPORATE STRUCTURE	3

Name, Address and Incorporation	3

Intercorporate Relationships	3

BUSINESS	3

Overview	3

2019 Highlights and Recent 2020 Developments	4

September 2019 Equity Offering, Nasdaq Listing and Share Consolidation	4

Our Strategy	5

Our Pipeline	6

Appointment of a Chief Medical Officer	18

Intellectual Property	18

License Agreement	19

Human Resources	20

Facilities	20

RISK FACTORS	20

dividends	39

description of capital structure	39

MARKET FOR SECURITIES	40

PRIOR SALES	40

DIRECTORS AND OFFICERS	41

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	43

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	43

AUDIT COMMITTEE AND PRINCIPAL ACCOUNTANTS FEES AND SERVICES	43

TRANSFER AGENT AND REGISTRAR	44

INTEREST OF EXPERTS	45

ADDITIONAL INFORMATION	45

Schedule A AUDIT COMMITTEE CHARTER	46

As used in this annual information form, unless the context otherwise requires, the terms “we”, “us”, “our”, “BELLUS Health” or the “Company” mean or refer to BELLUS Health Inc. and its subsidiaries and its Affiliates (as such term is defined in this annual information form). All currency figures reported in this document are in CDN dollars, unless otherwise specified.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual information form may constitute “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended (collectively, “forward-looking statements”), which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, targets, expectations, anticipations, estimates or intentions. In some cases, you can identify forward-looking statements by terminology such as “believe”, “may”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “plan”, “expect”, “predict”, “potential”, “could”, “assume”, “project”, “guidance” or the negative of these terms or other similar expressions, although not all forward-looking statements include such words. The statements we make regarding the following matters are forward-looking by their nature and are based on certain of the assumptions noted below:

•	our aim to develop and commercialize BLU-5937 for the treatment of hypersensitization disorders, including chronic cough and chronic pruritus;

•	our aim to complete additional preclinical studies on BLU-5937;

•	our aim to pursue the Phase 2 clinical trial on BLU-5937 for the treatment of patients with refractory chronic cough in 2019 with topline data in mid-2020, and initiate later stage clinical studies thereafter;

•	our aim to initiate a Phase 2 clinical trial on BLU-5937 for the treatment of patients with chronic pruritus associated with atopic dermatitis, in Q2 2020, with topline data expected in mid-2021;

•	our aim to further explore the potential of BLU-5937 for the treatment of other afferent hypersensitization-related conditions;

•	our expectations relating to the timing and cost of significant preclinical study and clinical trial milestones;

•	our expectations with respect to the timing and cost of the research and development activities of BLU-5937;

•	the function, potential benefits, effectiveness and safety of our product candidates, including BLU-5937;

•	our expectations with respect to pre-commercialization activities related to the commercial launch of BLU-5937;

•	our estimates and assessment of the potential markets for our product candidates;

•	our expectations regarding pricing and acceptance of our product candidates by the market;

•	the benefits and risks of our product candidates as compared to others;

•	our aim to obtain regulatory approvals to market our product candidates;

•	our expectations with respect to the cost of preclinical studies and clinical trials and commercialization of our product candidates, including BLU-5937;

•	our current and future capital requirements and anticipated sources of financing or revenue;

•	our expectations regarding the protection of our intellectual property;

•	our business strategy;

•	potential milestone payments and royalties pursuant to license agreements and other partnerships; and

•	our development and partnership plans and objectives.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements.

Conclusions, forecasts and projections set out in forward-looking information are based on our current objectives and strategies and on expectations and estimates and other factors and assumptions that we believe to be reasonable at the time applied but may prove to be incorrect. These include, but are not limited to:

1

•	the function, potential benefits, effectiveness and safety of BLU-5937;

•	the benefits and risks of our product candidates as compared to others;

•	progress, timing and costs related to the development, completion and potential commercialization of our product candidate;

•	estimates and projections regarding our industry;

•	market acceptance of our product candidate;

•	future success of current research and development activities;

•	achievement of development and commercial milestones, including forecasted preclinical study and clinical trial milestones;

•	our reliance on third parties to conduct preclinical studies and clinical trials for BLU-5937;

•	that the timeline and costs for our preclinical and clinical programs are not incorrectly estimated or affected by unforeseen circumstances;

•	absence of material deterioration in general business and economic conditions;

•	the receipt of regulatory and governmental approvals for research and development projects and timing thereof;

•	the availability of tax credits and financing for research and development projects, and the availability of financing on favorable terms;

•	the accuracy of our estimates regarding future financing and capital requirements and expenditures;

•	the achievement of our forecasted cash burn rate;

•	the sufficiency and validity of our intellectual property rights;

•	our ability to secure, maintain and protect our intellectual property rights, and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights owned or licensed by us;

•	our ability to source and maintain licenses from third-party owners on acceptable terms and conditions;

•	absence of significant changes in Canadian dollar-U.S. dollar and other foreign exchange rates or significant variability in interest rates;

•	the absence of material changes in market competition;

•	our ability to attract and retain skilled staff;

•	our ability to maintain ongoing relations with employees and business partners, suppliers and other third parties;

•	the accuracy of the market research, third-party industry data and forecasts relied upon by us; and

•	the absence of adverse changes in relevant laws or regulations.

There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. See “Risk Factors” in this annual information form. Should one or more of the risks, uncertainties or other factors outlined in this annual information form materialize, our objectives, strategies or intentions change, or any of the factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans and targets could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans or targets. All of the forward-looking information in this annual information form is qualified by the cautionary statements herein.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this annual information form, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual information form, to conform these statements to actual results or to changes in our expectations.

2

Unless otherwise noted, all information in this annual information form is presented as at December 31, 2019.

CORPORATE STRUCTURE

Name, Address and Incorporation

The company was incorporated on April 12, 2012 under the Canada Business Corporations Act and is the successor of BELLUS Health Inc., a company incorporated on June 17, 1993 (known as Neurochem Inc. prior to April 15, 2008).

Our outstanding common shares are listed on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Capital Market (“NASDAQ”) under the symbol “BLU”.

Our head office is located at 275 Armand-Frappier Boulevard, Laval, Quebec H7V 4A7, Canada.

Intercorporate Relationships

As at February 26, 2020, we have two wholly-owned subsidiaries, BELLUS Health Cough Inc., also incorporated under the Canada Business Corporations Act, and BELLUS Health Corp., incorporated under the laws of the State of Delaware.

BUSINESS

Overview

We are a clinical stage biopharmaceutical company focused on the development of novel therapeutics for the treatment of chronic cough and other hypersensitization disorders. Our product candidate, BLU-5937, is a twice daily oral small molecule specifically designed to be a highly selective antagonist of the P2X3 receptor, a clinically validated target linked to hypersensitivity. We are developing BLU-5937 for the treatment of chronic cough and chronic pruritus, or chronic itch. These hypersensitization-related disorders, which share a common pathophysiology that is mediated through the P2X3 receptor, represent areas of significant unmet medical need and potentially large market opportunities. We believe BLU-5937’s characteristics shown in our preclinical studies and Phase 1 trial position it as a differentiated treatment option in the P2X3 antagonists class.

In July 2019, we enrolled our first patient in our ongoing Phase 2 clinical trial for BLU-5937 for the treatment of refractory chronic cough. The end of patient enrollment is expected by the end of March 2020, with topline data expected in mid-2020. We also expect to initiate a Phase 2 clinical trial of BLU-5937 for the treatment of chronic pruritus associated with atopic dermatitis, also known as eczema, in Q2 2020, with topline data expected in mid-2021. We have exclusive worldwide development and commercialization rights to BLU-5937 in all indications.

We believe that BLU-5937 has best-in-class selectivity for the homotrimeric P2X3 receptor, or “P2X3”. Given this selectivity, we believe that BLU-5937 has the potential to significantly alleviate refractory chronic cough and chronic pruritus symptoms while limiting or potentially eliminating the taste loss and taste alteration observed with the most advanced P2X3 receptor antagonist in development, Merck & Co.’s gefapixant, which has low selectivity for P2X3. While we are initially focused on development in chronic cough and chronic pruritus, we are also evaluating the potential role of P2X3 inhibition in the treatment of other afferent hypersensitization-related disorders

3

2019 Highlights and Recent 2020 Developments

•	Ongoing Phase 2 RELIEF trial of BLU-5937 for the treatment of refractory chronic cough, with top-line results anticipated in mid-2020.

In July 2019, we enrolled the first patient in the Phase 2 RELIEF trial of BLU-5937 for the treatment of refractory chronic cough. We expect to complete patient enrollment by the end of March with topline results anticipated in mid-2020.

•	Completed a clinical Phase 1 drug-drug interaction (“DDI”) trial of BLU-5937 in 28 healthy adult subjects demonstrating no clinically significant interaction with CYP3A4, OATP1B1 and BCRP.

In December 2019, we completed a DDI trial which indicated that the administration of BLU-5937 should not affect the elimination of other drugs that are substrates of these enzymes/transporters. BLU-5937 was found to be safe and generally well tolerated in the trial (200 mg BID dose administered for 10 days). Two subjects out of 28 (7%) reported a mild taste alteration, which occurred only on the first day of dosing.

•	Closed a US$79.4 million equity offering and began trading on the NASDAQ.

In September 2019, we completed an offering of our common shares resulting in gross proceeds to BELLUS Health of US$79.4 million. Concurrently with the pricing of our equity offering, our common shares began trading on the NASDAQ on September 5, 2019.

•	Appointed Catherine Bonuccelli, MD as Chief Medical Officer.

In August 2019, we hired Dr. Bonuccelli, who brings over 20 years of pharmaceutical experience at GlaxoSmithKline (“GSK”) and Astra Zeneca with significant expertise in clinical development of respiratory products.

•	Obtained Clearance of U.S. IND for the BLU-5937 Phase 2 trial in chronic pruritus; Phase 2 trial to commence Q2 2020.

On February 20, 2020, the U.S. Food and Drug Administration ("FDA") accepted our Investigational New Drug ("IND") application for BLU-5937 for the treatment of chronic pruritus associated with AD, also known as eczema. The clinical Phase 2 trial is expected to be initiated in Q2 2020. In July 2019, we announced that we were expanding our BLU-5937 P2X3 antagonist platform to include chronic pruritus and in September 2019, presented preclinical data on BLU-5937 in pruritus at the European Society for Dermatological Research Conference.

•	Held a Key Opinion Leader (“KOL”) meeting to discuss the state of chronic cough treatment.

In July 2019, we held a KOL, which was led by Dr. Jacky Smith, Professor at the University of Manchester, United Kingdom, to discuss chronic cough and BLU-5937. A replay of the event is available on the Events & Presentations page of our website.

•	Ended the year with cash, cash equivalents and short-term investments totalling $116.9 million (US$90.0 million).

September 2019 Equity Offering, Nasdaq Listing and Share Consolidation

In September 2019, we raised total gross proceeds of $104.6 million (US$79.4 million) by issuing a total of 11,179,451 common shares in the United States and in Canada (the “2019 Offering”). Concurrently with the pricing of our equity offering, our common shares began trading on the NASDAQ on September 5, 2019. Our common shares are now dual-listed on the NASDAQ and TSX.

4

On September 9, 2019, we closed an equity offering, issuing 9,859,155 common shares from treasury at a price of $9.35 (US$7.10) per share for gross proceeds of $92.2 million (US$70.0 million). On September 17, 2019, the underwriters of the equity offering partially exercised their option to purchase additional common shares (over-allotment option), resulting in the issuance of an additional 1,320,296 common shares from treasury at a price of $9.40 (US$7.10) per share, for additional gross proceeds of $12.4 million (US$9.4 million). We intend to use the net proceeds of the 2019 Offering, together with the cash, cash equivalents and short-term investments on hand at the time of closing, primarily to fund research and development activities, general and administrative expenses, working capital needs and other general corporate purposes.

Prior to the financing, we completed a share consolidation on the basis of one new common share for every 3.6 outstanding shares, effective on August 19, 2019, in order to increase our share price to allow listing on the NASDAQ. With the share consolidation, our number of outstanding common shares was reduced from approximately 159.1 million outstanding common shares to approximately 44.2 million outstanding common shares at August 19, 2019.

Our Strategy

We are focused on the development and commercialization of BLU-5937 as a potential differentiated treatment option for chronic cough patients, as well as for the treatment of chronic pruritus associated with atopic dermatitis and other hypersensitization-related disorders. The key elements of our strategy are:

• Advance the development of BLU-5937 in the treatment of chronic cough, our lead indication.  We are focused on efficiently developing BLU-5937 to treat patients with chronic cough. We are conducting a Phase 2 clinical trial to evaluate the efficacy, safety, and tolerability of BLU-5937 in refractory chronic cough patients at four doses: 25 mg, 50 mg, 100 mg and 200 mg BID. We enrolled the first patient in the RELIEF trial at the end of July 2019. The end of patient enrollment is expected by the end of March 2020, and we expect topline data in mid-2020. If our Phase 2 clinical trial is successful, we expect to initiate either a Phase 2b or a Phase 2/3 trial to further pursue the development of BLU-5937 for the treatment of chronic cough.

• Advance the development of BLU-5937 in the treatment of chronic pruritus.  We expect to initiate a Phase 2 clinical trial in Q2 2020 to evaluate the efficacy, safety and tolerability of BLU-5937 in chronic pruritus associated with atopic dermatitis, a hypersensitization-related disorder, with topline data expected in mid-2021.

• Maximize the value of BLU-5937 by maintaining flexibility to develop and commercialize our product independently or through collaborations.  We have exclusive worldwide development and commercialization rights for BLU-5937 in all indications. We may choose to pursue the development and commercialization of BLU-5937 independently or through collaborations with third parties.

• Leverage our proprietary P2X3 antagonist technology platform to pursue other hypersensitization-related conditions.  We are evaluating the potential role of P2X3 inhibition in the treatment of other afferent hypersensitization-related disorders.

5

Our Pipeline

The following table sets forth the status of our BLU-5937 pipeline.

We are currently conducting a Phase 2 clinical trial of BLU-5937 patients with refractory chronic cough, which we refer to as the RELIEF (A Randomized, Double-blind, Placebo-Controlled, Crossover, Dose Escalation Study of BLU-5937 in Subjects with Refractory Chronic Cough) trial. The trial was initiated in July 2019 and we expect to report topline data in mid-2020.

Chronic cough, our lead indication for BLU-5937, is a cough lasting more than eight weeks, and may have a significant adverse impact on patients’ quality of life. It is estimated that more than 26 million adults in the United States suffer from chronic cough, with more than 2.6 million of those people having refractory chronic cough lasting more than one year. Many patients report that their condition has a marked effect on their quality of life including sleep disruption, tiredness, incontinence, and disrupting social interactions. Currently, there is no therapy approved specifically for the treatment of refractory chronic cough. Available treatment options are limited and may have inadequate benefit and/or significant safety and tolerability issues, including significant taste alteration or loss. We believe that BLU-5937, if approved, may be adopted by physicians as an oral cough therapy either as an adjunct to treatments targeting the underlying cause of the chronic cough or as a monotherapy in patients for whom cough is the primary etiology.

In November 2018, we reported positive results from our Phase 1 clinical trial in 90 healthy volunteers, in which we observed that BLU-5937 had a favorable tolerability and safety profile at all doses tested. At doses of 50 mg to 100 mg, there was only one subject out of 24 (<5%) who reported taste alteration, which was transient, sporadic and only occurred on the first day of dosing. None of the 24 subjects (0%) reported any taste loss. We believe that doses of 50 mg to 100 mg administered twice-daily (BID) would result in the desired level of therapeutic activity. In contrast, gefapixant was reported to cause taste alteration and/or taste loss in up to 80% of patients at the therapeutically relevant dose of 50 mg BID in a Phase 2 clinical trial. We are currently conducting a Phase 2 clinical trial of BLU-5937 in patients with refractory chronic cough. This randomized, double-blind, placebo-controlled, dose-escalation, two-period crossover trial is designed to assess the efficacy, safety, and tolerability of BLU-5937 at four doses; 25, 50, 100 and 200 mg, administered orally, BID. Doses are escalated at four-day intervals. We expect that approximately 65 patients with refractory chronic cough will be enrolled at 16 clinical sites in the United Kingdom and the United States. We enrolled our first patient in July 2019, are actively recruiting patients and expect to report topline data in mid-2020.

Chronic pruritus, commonly known as chronic itch, our second indication for BLU-5937, is characterized as an ongoing, uncomfortable, irritating sensation that makes a person want to scratch, persists for more than six weeks and may have a significant adverse impact on patients’ quality of life. Atopic dermatitis, also known as eczema, is a non-contagious itchy skin disorder characterized by the presence of dry and scaly patches on the skin of the scalp, forehead, arms, torso and face, particularly the cheeks. The itch associated with atopic dermatitis can be so intense that repeated scratching can lead to skin lesions, bleeding and infection. It is estimated that 16.9 million adults in the United States are affected by atopic dermatitis, with pruritus being the primary complaint among such patients. Of the total population of adults affected by atopic dermatitis in the United States, it is estimated that three million of those are diagnosed with the disease, and of those diagnosed, it is estimated that 2.25 million patients are actively being treated by a physician. Accordingly, we believe that there is a significant market opportunity for a therapy for chronic pruritus associated with atopic dermatitis. Despite currently available treatments, an estimated 40-50% of atopic dermatitis patients report having inadequate relief of their pruritus and are in need of new, efficacious pruritus therapies.

6

The clinical Phase 2 trial will be a randomized, double-blind, placebo-controlled, parallel group design Phase 2 clinical trial to assess the efficacy, safety, and tolerability of BLU-5937 in approximately 100 patients suffering from moderate to severe chronic pruritus associated with mild to moderate atopic dermatitis. The trial is expected to be a two-arm study comparing BLU-5937 to placebo, each administered orally, twice-daily (BID), for four weeks. We expect to initiate the trial in Q2 2020 and report topline data in mid-2021.

Chronic Cough

A Highly Prevalent Condition

Coughing is a reflex mechanism and the body’s way of clearing irritants or mucus from the airways and can be either acute or chronic in nature. Chronic cough is classified as a cough lasting for more than eight weeks, and is usually associated with an underlying respiratory condition, such as asthma or chronic obstructive pulmonary disease (“COPD”), but can also be caused by other common non-respiratory conditions (e.g. allergic rhinitis or gastroesophageal reflux) or certain medications (e.g. ACE inhibitors). Notably, many cases of refractory chronic cough have no identifiable cause, a condition often referred to as unexplained chronic cough.

Chronic cough occurs when the nerves involved in the cough response become hypersensitive. For example, the coughing that occurs from a bad cold can sensitize the nerves involved in the cough response. The cough reflex can then become extremely sensitive to the point where coughing itself triggers more coughing. This can continue for an extended period, even after the trigger, such as the cold, has resolved.

Chronic cough can have a significant impact on quality of life, including debilitating physical and psychosocial burden. Fatigue, sleep disturbance, vomiting, chest pains, and incontinence can occur, and patients with chronic cough often experience social embarrassment. A study found that more than half of all chronic cough patients suffer from clinical depression.

In the United States, it is estimated that more than 26 million adults, representing approximately 10% of the adult population, suffer from chronic cough, of which more than 2.6 million have refractory chronic cough lasting for more than one year.

Limitations of Current Refractory Chronic Cough Therapies

Current treatment options for refractory chronic cough have demonstrated limited efficacy and/or have safety/tolerability issues. Drug-development within this field has seen minimal advances over the past 60 years, underscoring a substantial unmet medical need. Commonly used cough drugs, such as those incorporating dextromethorphan as their primary active ingredient, offer limited benefit, if any, to chronic cough patients. Benzonatate anesthetizes the stretch receptors in the lungs, but offers only temporary relief and may cause serious side effects if the capsule is crushed. Off-label treatment options, such as gabapentin and pregabalin, have shown variable efficacy and significant central nervous system side effects. The use of opioids, such as low-dose morphine and codeine, have shown some efficacy, but their use is controversial due to the potential for addiction and other serious side effects such as drowsiness, nausea, constipation, respiratory depression and potential for addiction. Speech therapy has shown some efficacy, especially in combination with pharmacotherapy. Nevertheless, such therapy generally requires patient referral to specialized cough clinics with highly-trained medical personnel and a significant effort and time commitment by the patient.

7

Selective P2X3 Receptor Inhibition: A Promising and Clinically Validated Therapeutic Approach in Chronic Cough

The only clinically validated treatments in development for refractory chronic cough are molecules that inhibit the P2X3 receptor. P2X3 receptors are ATP-gated ion channels that belong to a family of purinergic receptors. Members of this family assemble as homotrimeric (three subunits of P2X3) or heterotrimeric (two subunits of P2X3 and one subunit of P2X2 (i.e., P2X2/3)) ion channels and are widely expressed in non-excitatory and excitatory cells, such as afferent neurons. Afferent sensory neurons are the primary conduit for sensory information and the primary site that may undergo modulation leading to persistently altered sensation, including hypersensitivity. ATP, acting via P2X3 receptors, is believed to be a key mediator of these changes. The ability to inhibit the binding of ATP to the P2X3 receptor has been shown to be a promising path in the search for therapeutics to treat disorders driven by neuronal hypersensitivity. ATP signaling via these P2X receptors is also necessary for successful transmission of information from taste cells to the sensory neurons that innervate the taste buds. In preclinical studies of double-knock out mice lacking both P2X2 and P2X3 purinoceptors, abolition of taste sensation was observed, whereas single knock-out of either the P2X2 or P2X3 receptor causes only moderate taste disturbance. We, therefore, believe that selective P2X3 antagonists, such as BLU-5937, have the potential to mediate aberrant ATP signaling in conditions like chronic cough, chronic pruritus and other hypersensitization disorders, while limiting or potentially eliminating taste loss and taste alteration observed with gefapixant, a less selective P2X3 antagonist that also inhibits the P2X2/3 receptor.

Gefapixant is the most advanced P2X3 receptor antagonist in clinical development and is currently undergoing clinical evaluation in two Phase 3 studies. Gefapixant is a non-narcotic, low selectivity P2X3 antagonist which has been shown to alleviate refractory chronic cough symptoms and improve patients’ quality of life in Phase 2 clinical studies.

Results from an initial Phase 2, double-blind clinical trial in patients with refractory chronic cough showed that treatment with a high dose of gefapixant (600 mg BID) led to a significant reduction in mean daytime cough frequency compared with placebo. A subsequent dose-escalation trial confirmed the clinical activity of gefapixant in refractory chronic cough patients even when testing a much lower dose (50 mg BID). Results of a randomized, double-blind, 12-week, placebo-controlled trial also showed significant and clinically meaningful reductions in awake cough frequency and 24-hour cough frequency after treatment with gefapixant. Across all Phase 2 trials, dose-dependent taste alteration and taste loss was the most commonly reported adverse event. In a Phase 2b trial in which 50 mg gefapixant was given twice daily, 81% of patients reported taste side effects, 48% of patients reported taste alteration, 24% had partial loss of taste and 21% had complete taste loss. Of those patients who reported taste disturbances, approximately 40% rated them as “very” or “extremely bothersome”. Ten percent of participants discontinued participation in the trial prematurely due to the taste disturbance and/or taste loss. These side effects were reported to persist for the duration of the trial but were reported to subside once treatment ceased.

BLU-5937, Our Highly Selective P2X3 Antagonist Product Candidate

We are developing BLU-5937, a potent, highly selective, orally bioavailable small molecule antagonist of the P2X3 receptor, as an oral therapy to reduce cough frequency in chronic cough patients. Advances in the understanding of possible mechanisms underlying chronic cough have paved the way for product candidates targeting the P2X3 receptors, such as BLU-5937. To date, several clinical studies have validated the potential of targeting this receptor and ongoing clinical studies seek to further evaluate the efficacy and safety of P2X3-targeting agents in refractory chronic cough. We believe BLU-5937’s characteristics shown in preclinical studies and a Phase 1 trial position it as a differentiated treatment option in the P2X3 antagonists class. These include:

8

•	BLU-5937 is a potent antagonist of P2X3 that has the potential to significantly alleviate refractory chronic cough symptoms

The high potency and selectivity of BLU-5937 for P2X3 receptors was shown in vitro by inhibiting ATP-evoked P2X3 receptor activity in cloned human P2X3 channels expressed in mammalian cells. The concentration of BLU-5937 needed to inhibit 50% of the P2X3 activity (IC50) in this assay was established at 25 nM, which was approximately three times more potent than gefapixant.

In vitro, BLU-5937 was observed to block ATP-induced sensitization and firing activity of primary nociceptors in rat dorsal root ganglions through P2X3 receptor inhibition.

In the guinea pig cough model, we observed that BLU-5937 significantly reduced, in a dose-dependent fashion, the histamine or ATP-induced enhancement in number of citric acid-induced coughs. In these validated models of cough, the antitussive effect of BLU-5937 was observed to be comparable to that of gefapixant.

•	BLU-5937 is highly selective for P2X3 that has the potential to significantly reduce or eliminate taste side effects

We believe that BLU-5937, which has been specifically designed to be a highly selective antagonist of the P2X3 receptor, has the potential to significantly alleviate refractory chronic cough while maintaining taste function. The high selectivity of BLU-5937 for P2X3 receptors was observed in vitro by inhibiting receptor activity in cloned human P2X3 and P2X2/3 channels expressed in mammalian cells. The BLU-5937 selectivity ratio was observed to be, on average, greater than 1,500 times in favor of P2X3 as compared to P2X2/3, whereas the selectivity ratio for gefapixant was observed to be approximately three to seven fold higher for P2X3 as compared to P2X2/3.

In a rat behavioral taste model, we observed that BLU-5937 did not alter taste perception compared to control animals, whereas gefapixant had a significant inhibitory effect on taste (>80% of mice experienced taste alteration or loss). We believe that the lack of effect of BLU-5937 on taste perception, even at high doses, is due to its higher selectivity for the P2X3 versus P2X2/3 receptors on the taste buds.

In a Phase 1 trial with healthy volunteers given BLU-5937, at the anticipated therapeutic doses of 50 mg to 100 mg, no subjects reported loss of taste perception and only one subject out of 24 (<5%) reported a transient and sporadic taste alteration, which occurred only on the first day of dosing.

•	BLU-5937 is orally bioavailable and has a half-life that supports dosing as a tablet twice daily

The safety, tolerability and pharmacokinetic profile of BLU-5937 was assessed in preclinical studies in which we observed that BLU-5937 exhibited good oral bioavailability, low predicted clearance in humans, no blood-brain barrier permeability and a favorable tolerability profile. The Phase 1 data demonstrated a favorable pharmacokinetic profile for BLU-5937: rapid absorption with maximum plasma concentration achieved within one to two hours post-dose, dose-proportionally plasma concentration increases and a plasma half-life of four to nine hours that supports a twice a day dosing schedule.

The pharmacokinetic profile from the Phase 1 trial also supported that the drug can be taken without regard to meals, which is convenient for patients and supports compliance. In addition, there was no evidence of significant drug accumulation upon repeated dose administration. Based on achieving targeted receptor inhibition and activity in preclinical studies and on achieving comparative drug blood levels of a clinically validated comparator, after correcting for pharmacokinetic and potency differences, we anticipate that drug levels required for optimal inhibition of cough will be achieved at 50 mg to 100 mg BID.

9

We believe that BLU-5937, if approved, may be adopted by physicians as an oral cough therapy either as an adjunct to treatments targeting the underlying cause of the chronic cough or as a monotherapy in patients for whom the cough is the primary etiology.

BLU-5937 Ongoing Phase 2 Clinical Trial in Refractory Chronic Cough

We are currently conducting a Phase 2 clinical trial of BLU-5937 patients with refractory chronic cough, which we refer to as the RELIEF (A Randomized, Double-blind, Placebo-Controlled, Crossover, Dose Escalation Study of BLU-5937 in Subjects with Refractory Chronic Cough) trial. The trial was initiated in July 2019 and we expect to report topline data in mid-2020.

The RELIEF trial is a randomized, double-bind, placebo-controlled, dose escalation and two-period crossover design trial to assess the efficacy, safety and tolerability of BLU-5937 at four doses: 25, 50, 100 and 200 mg BID. Doses are escalated at four-day intervals. In the Phase 1 trial, 2.5% of subjects tested at these doses reported a taste alteration event. Approximately 65 patients with refractory chronic cough are expected to be enrolled at 16 clinical sites located in the United Kingdom and United States. We enrolled the first patient in the RELIEF trial at the end of July 2019. The end of patient enrollment is expected by the end of March 2020.

The four doses selected for the RELIEF trial were based on pharmacokinetic/pharmacodynamic modeling using data gathered from preclinical cough studies, data from a Phase 2 clinical trial with a class competitor and the BLU-5937 Phase 1 trial. Based on that modeling, it is anticipated that the optimal therapeutic doses will be 50 mg to 100 mg BID, however, to allow a better characterization of the dose response range and proper dose selection for future clinical studies, the 25 mg BID and 200 mg BID doses are also being evaluated.

The primary efficacy endpoint of the RELIEF trial is the change from baseline in awake cough frequency as measured by a cough recorder at the end of each dose level. Secondary efficacy endpoints include the change in 24-hour cough frequency and the change in the Leicester Cough Questionnaire, Cough Severity Visual Analogue Scale (VAS) and the Global Rating of Change Scale.

The key inclusion criteria in the RELIEF trial are that patients must have refractory chronic cough for at least one year, an awake cough count of  ≥ 10 per hour (Awake Cough Count at Screening) and a score of  ≥ 40mm on the Cough Severity VAS at Screening. Current or past smoking (within the past six months) and a diagnosis of chronic obstructive pulmonary disease, bronchiectasis, or idiopathic pulmonary fibrosis are key exclusion criteria.

We will also collect taste adverse event data as part of the RELIEF trial. Phase 1 results showed that at the anticipated therapeutic doses of 50 mg to 100 mg BID, no subjects administered BLU-5937 reported any loss of taste perception and only one subject out of 24 (<5%) reported transient and sporadic taste alteration only on the first day of dosing. No subject reported total loss of taste at any dose. To fully characterize any potential taste disturbance effects seen in the RELIEF trial, a questionnaire will be provided to patients who report taste side effects in the trial.

The RELIEF trial is being conducted with Illingworth Research Group, a clinical research organization which has conducted multiple clinical trials in chronic cough. Each of the trial sites are experienced in conducting chronic cough trials. Many of the sites are Centers of Excellence for the treatment of chronic cough and have access to a significant pool of patients.

10

BLU-5937 Phase 1 Trial

Trial Data

In November 2018, we completed a Phase 1 trial for BLU-5937 in 90 healthy adult volunteers, in which we observed that BLU-5937 is well tolerated, with a favorable pharmacokinetic profile. BLU-5937 was observed to be rapidly absorbed, achieving maximum plasma concentration within one to two hours. Plasma half-life was established at four to nine hours, supporting BID dosing. Based on preclinical efficacy studies and comparison with drug levels achieved with a clinically validated comparator, after correcting for pharmacokinetic and potency differences, we anticipate that drug levels required for optimal inhibition of cough will be achieved at 50 mg to 100 mg BID. As shown in the graphs below, we observed that BLU-5937 plasma concentration (Cmax and AUC) increased dose-proportionally and was not affected by food, supporting BLU-5937 administration without regard to meals.

Phase I Pharmacokinetic Profile and Dosing

The overall incidence of adverse events was comparable between placebo (50%) and BLU-5937 (44%). At the anticipated therapeutic doses of 50 mg to 100 mg, no subjects administered BLU-5937 reported any loss of taste perception and only one subject out of 24 (<5%) reported transient and sporadic taste alteration. No subject reported total loss of taste at any dose levels. This taste effect was reported only on the first day out of seven days of dosing by a subject receiving 100 mg BID. No subject out of 16 reported any taste loss or taste alteration at 200 mg.

11

Incidence of Most Frequent Adverse Events (>5% Incidence) in All Cohorts (SAD + MAD)

At supra-therapeutic doses (200 mg to 1200 mg), two subjects out of 48 (4%) reported transient and sporadic partial loss of taste, and 13 subjects out of 48 (27%) reported transient and sporadic taste alteration. All taste-related events were transitory and sporadic in nature; one was rated moderate and all others were rated mild. The other most frequent adverse events reported in the Phase 1 trial (>5%) were: headache (11%), hypoaesthesia (11%), nausea (8%), dizziness (6%) and dyspepsia (6%).

Incidence of Taste AEs (All SAD and MAD Cohorts)

There were no serious adverse events and no healthy volunteers withdrew prematurely due to an adverse event during the trial. No significant trends of mean changes in vital signs, electrocardiogram (ECG) and clinical laboratory values have been observed in the Phase 1 trial of BLU-5937. One subject had a mild elevation of liver enzymes at 400 mg BID that normalized at follow up visit. This increase in liver enzyme levels was not associated with any signs of liver toxicity (e.g., no increase in bilirubin and no clinical symptoms of liver toxicity). There was also a slight increase in bilirubin in some subjects dosed at 400 mg BID. This elevation in bilirubin was not associated with any concomitant increases in liver enzyme levels and returned to baseline value two days after drug discontinuation, which suggests that it is most likely benign and due to an interaction between BLU-5937 and bilirubin hepatic disposition.

12

Trial Design

The clinical Phase 1 trial was a randomized, double-blind, placebo-controlled trial of orally administered BLU-5937 in 90 healthy adult subjects. The primary objectives of this trial were to assess the safety, tolerability (including taste perception) and pharmacokinetic profile of BLU-5937 in healthy subjects. The trial was divided in two parts:

Part 1.  A single ascending dose (SAD) trial was conducted in 60 healthy subjects. Subjects were randomized into six cohorts of 10 subjects (8 BLU-5937: 2 placebo). The trial evaluated single oral doses of BLU-5937 from 50 to 1200 mg.

Part 2.  A multiple ascending dose (MAD) trial was conducted in 30 healthy subjects. Subjects were randomized into three cohorts of 10 subjects (8 BLU-5937: 2 placebo). The trial evaluated multiple oral doses of BLU-5937 of 100, 200 and 400 mg administered twice-a-day (BID) for seven consecutive days.

BLU-5937 Regulatory Pathway in Chronic Cough

If the results of the RELIEF trial are positive, we expect to meet with the FDA and European regulatory authorities to discuss the registration pathway for BLU-5937 in chronic cough patients and the design of the next trial, including the target population, dose, duration and primary efficacy endpoint. We expect to initiate either a Phase 2b or a Phase 2/3 trial to further pursue the development of BLU-5937 for the treatment of chronic cough. We will then need to conduct an additional Phase 3 clinical trial to support the submission of a new drug application (“NDA”) to the FDA and a marketing authorization application (“MAA”) to the European Medicines Agency (“EMA”) for BLU-5937 in chronic cough. If the results of these studies are positive, we would plan to seek approval for BLU-5937 for refractory chronic cough which, if successful, would lead to the marketing and sale of BLU-5937. See “Risk Factors”.

BLU-5937 Drug-Drug Interaction Trial

We are pursuing BLU-5937 enabling activities to prepare our program for later stage clinical development. We completed in December 2019 a clinical Phase 1 drug-drug interaction (DDI) trial in 28 healthy adult subjects to study potential interactions of BLU-5937 (200 mg BID for 10 days) with CYP3A4, OATP1B1 and BCRP. This trial revealed that BLU-5937 is not a CYP3A4 inducer. BLU-5937 was shown to be a weak inhibitor of OATP1B1 and a very weak inhibitor of BCRP, which is not considered clinically meaningful at the predicted therapeutic doses studied in the Phase 2 RELIEF trial. These results indicate that the administration of BLU-5937 should not affect the elimination of other drugs that are substrates of these enzymes/transporters. Furthermore, the weak inhibition of OATP1B1 is consistent with the hypothesis that BLU-5937 is affecting bilirubin disposition at predicted supra-therapeutic doses. BLU-5937 was found to be safe and generally well tolerated in the trial. Only two subjects out of 28 (7%) reported a mild taste alteration, only on the first day of dosing.

13

KOL Meeting to Discuss the State of Chronic Cough Treatment

In July 2019, we held a KOL meeting led by Dr. Jacky Smith to discuss chronic cough. The event included discussions on the unmet medical need, a review of current therapies in development, including P2X3 antagonists, as well as a clinical and regulatory update on our P2X3 antagonist product candidate for the treatment of chronic cough, BLU-5937.

Dr. Jacky Smith, MB, ChB, FRCP, PhD, is a Professor of Respiratory Medicine at the University of Manchester, United Kingdom and an Honorary Consultant at University Hospital of South Manchester NHS Foundation Trust. Dr. Smith runs a multi-disciplinary research team whose focus is on understanding mechanisms underlying pathological cough, and a regional clinical service seeing patients with refractory chronic cough. Her main research interests lie in developing new endpoints in cough monitoring, understanding the mechanisms underlying cough in respiratory diseases and the testing of novel anti-tussive therapies. Dr. Smith is the Principal Investigator of our Phase 2 RELIEF trial of BLU-5937 in refractory chronic cough.

BLU-5937 Preclinical Studies

BLU-5937’s Reduction in Cough Frequency Comparable to the Leading P2X3 Antagonist, Gefapixant

The antitussive effect of BLU-5937 was compared to that of gefapixant in a guinea pig cough model. Treatments (control, BLU-5937 (0.3, 3 and 30 mg/kg) or gefapixant (0.3, 3 or 30 mg/kg)) were administered orally in seven groups of six animals two hours prior to tussive agent exposure (citric acid and histamine) and the number of coughs were counted for a period of 15 minutes. Both treatments showed comparable dose-dependent reduction in cough frequency as compared to the control. The reduction in cough was statistically significant at 3 mg/kg (39% vs. control) and 30 mg/kg (52% vs. control) with BLU-5937, and at 30 mg/kg (45% vs. control) with gefapixant.

Guinea Pig Cough Inhibition Study

14

BLU-5937’s Duration of Effect also Comparable to Gefapixant

Using the same guinea pig cough model, a time course study was conducted to assess the duration of the antitussive effect of BLU-5937 and gefapixant following the administration of a single oral 30 mg/kg dose. In this study, animals in groups of six were exposed to tussive agents (citric acid and histamine) at various times after the administration of the study drugs (two, four, six, eight and twelve hours post-dose for BLU-5937 and two and eight hours post-dose for gefapixant) and the number of coughs were measured for 15 minutes. The reduction in cough frequency compared to control was observed to be statistically significant at two, four and six hours post-dose with BLU-5937, and at two hours post-dose with gefapixant. The antitussive effect was no longer significant at eight hours post-dose for both agents.

BLU-5937 Was not Associated with Taste Loss, Whereas Gefapixant Showed Significant Taste Loss in a Rat Taste Model

A rat taste model was used to compare BLU-5937’s effect on taste perception with that of gefapixant. Animals were water-fasted overnight and presented with one bottle of water and one bottle of (bitter-tasting) quinine at the time corresponding to the maximum plasma concentration of study drugs. The volume of liquid consumed from each bottle was measured for 15 minutes. Treatments (control, BLU-5937 (10 or 20 mg/kg) or gefapixant (10 or 20 mg/kg)) were administered intraperitoneally in two groups of 10 rats. Animals treated with BLU-5937 did not drink more quinine than the control animals, while those treated with gefapixant drank significantly (approximately four to five times) more quinine than the control at the two doses tested. These results indicate that BLU-5937 was not associated with taste loss whereas gefapixant led to significant taste loss.

Chronic Pruritus

A Burdensome Condition Effecting Quality of Life

Chronic pruritus, defined as itching lasting longer than six weeks, can be as burdensome as chronic pain in negatively impacting a patient’s quality of life. The urge to scratch can be unbearable, and the act of scratching can remove layers of skin and break the skin barrier leading to bleeding, scarring and greatly increasing the risk of infection. Similar to chronic pain, severe chronic pruritus causes a number of physical and psychological issues that substantially impact patients’ day-to-day wellbeing. Chronic pruritus can lead to trouble sleeping, resulting in loss of work productivity and increased anxiety and depression.

15

Chronic pruritus is a hallmark of many conditions, including atopic dermatitis. It is estimated that there are 16.9 million adults in the United States who have atopic dermatitis, a chronic, inflammatory skin disease that is most commonly first diagnosed in childhood. Atopic dermatitis is characterized by skin barrier disruption and immune dysregulation. Patients with atopic dermatitis may have chronically inflamed skin lesions and often have persistent pruritus. Physicians and patients report pruritus as the primary patient complaint associated with this disease. Of the total population of adults affected by atopic dermatitis in the United States, it is estimated that three million of those are actually diagnosed with the disease, and of those diagnosed, it is estimated that 2.25 million of these patients are actively being treated by a physician.

For people suffering with atopic dermatitis, the quality of life impact of the disease is multifaceted and can be constant. Much of this impact is related to its major symptom, itch, its effect on sleep, its outward visibility and the expense and time-consuming nature of prescription and topical treatments. Atopic dermatitis affects social, sexual, academic and occupational functioning and is also associated with increased rates of depression and anxiety.

Creams and ointments and topical corticosteroids or other topical or systemic anti-inflammatory agents are routinely used to manage skin health and to reduce skin inflammation in patients with atopic dermatitis. However, despite currently available treatments, an estimated 40-50% of atopic dermatitis patients report having inadequate relief of their pruritus and are in need of new, efficacious pruritus therapies.

BLU-5937: A Promising Potential Therapy for Chronic Pruritus

Based on similarities between the manifestation of the symptoms between cough and itch, we believe that BLU-5937 may be a promising, novel therapeutic modality for chronic pruritus associated with atopic dermatitis. Neuronal terminals in the skin are known to express P2X3 receptors and the hypersensitization of afferent neurons expressing P2X3 receptors may also be involved in chronic pruritus. We believe that increased release of ATP in atopic dermatitis leads to hyperexcitability of afferent pruriceptive neurons mediated by P2X3 receptors leading to pruritus. We believe BLU-5937, a potent and selective P2X3 antagonist, therefore has the potential to address chronic pruritus associated with atopic dermatitis.

Mechanistic Similarities Between Cough and Itch

Preclinical studies conducted by us provided evidence that the ATP-induced hypersensitization mediated by P2X3 receptors in cutaneous C-fibers plays a key role in pruritus. In multiple animal models of pruritus, we observed that treatment with BLU-5937 resulted in significant anti-pruritic effect. As shown in the figure below, BLU-5937 was evaluated in the calcipotriol-induced murine model of atopic dermatitis where it was observed to result in potent, statistically-significant and dose-dependent reductions of spontaneous scratching compared to placebo. These studies formed the basis for our clinical development plan in chronic pruritus.

16

Atopic Dermatitis Mouse Model

Clinical Development Plan

On February 20, 2020, the FDA accepted our IND application for the clinical Phase 2 trial of BLU-5937 in chronic pruritus associated with AD, thus clearing the start of the trial in the United States. We expect to initiate the Phase 2 trial in Q2 2020 and report topline data in mid-2021. This Phase 2 clinical trial will be a randomized, double-blind, placebo- controlled and parallel group design trial enrolling approximately 100 patients suffering from moderate to severe chronic pruritus associated with mild to moderate atopic dermatitis. The trial is expected to be a two-arm study comparing BLU-5937 to placebo, each administered orally, BID for four weeks. The primary efficacy endpoint will be the change from baseline to week four in the Worst Itch Numeric Rating Scale, or “WI-NRS”.

BLU-5937 in Other P2X3 Hypersensitization-Related Disorders

We believe BLU-5937, a potent and highly selective P2X3 antagonist, has the potential to be an important treatment option for chronic cough, chronic pruritus and other P2X3 hypersensitization-related disorders. To further elucidate the therapeutic potential of BLU-5937 beyond chronic cough, we have initiated a review of pathologies involving aberrant ATP-P2X3 signaling resulting in hypersensitization. Further to our review and preclinical in vitro and in vivo studies, we are pursuing BLU-5937 as a treatment of chronic pruritus, or chronic itch, associated with atopic dermatitis. In addition to chronic couch and chronic pruritus, BLU-5937 may also have broad applicability across other afferent hypersensitization-related disorders, potentially enabling us to build a pipeline of therapies using our P2X3 platform. We are evaluating the potential role of P2X3 inhibition in the treatment of these other afferent hypersensitization-related disorders, including those associated with irritation and pain.

17

P2X3 Sensitization Contributes to Irritation and Pain

Appointment of a Chief Medical Officer

In August 2019, we appointed Catherine Bonuccelli, MD to the role of CMO. Dr. Bonuccelli is a pediatric pulmonologist that brings to BELLUS Health over 20 years of pharmaceutical experience with significant expertise in clinical development of respiratory products. Prior to joining BELLUS Health, Dr. Bonuccelli held a number of leadership positions focusing on the late-stage clinical development of large and small molecule programs in the respiratory and inflammation therapeutic areas. During her more than 20-year tenure with AstraZeneca, she played a number of roles, including Global Medicines Clinical Vice President for the Inflammation, Neuroscience, & Respiratory Therapeutic Area, and Therapy Area Clinical Vice President, Respiratory and Inflammation. Dr. Bonuccelli subsequently spent more than four years serving as US Medical Affairs Respiratory Therapeutic Area Head for GSK.

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary protection for BLU-5937 and its therapeutic applications, in order to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trade secrets, know-how and continuing technological innovation to further develop and maintain our proprietary position.

Composition of matter patent coverage for BLU-5937 has been secured in all major pharmaceutical markets: the United States of America, Europe, Japan and China. Patents issued have claims covering the composition of matter of BLU-5937 and related imidazopyridine compounds and uses thereof. The patents have an expiration date of 2034, excluding any potential patent term extension. Patent applications with similarly broad claims are currently pending in other industrialized nations.

In addition, the USPTO has issued patent No. 10,111,883 granting claims for the use of BLU-5937 for the treatment of chronic cough without affecting taste response. More generally, this patent claims the use of imidazopyridine compounds, including BLU-5937, that are selective for the P2X3 receptor as a means of minimizing taste perturbation in patients treated for chronic cough. Patent No. 10,111,883 has an expiration date of 2038, excluding any potential patent term extension. This new U.S. patent extends the patent protection of BLU-5937 by an additional four years, to 2038.

18

In addition to patent protection granting claims to composition of matter, our patent estate also includes patents and patent applications associated with the use of BLU-5937 and related compounds as a treatment for various hypersensitization disorders, including chronic cough and chronic pruritus.

The terms of individual patents depend upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a nonprovisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. The Drug Price Competition and Patent Term Restoration Act of 1984, or the “Hatch-Waxman Act”, permits a patent term extension of up to five years beyond the expiration date of a U.S. patent as partial compensation for the length of time the drug is under regulatory review while the patent is in force. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. We cannot provide any assurance that any patent term extension with respect to any U.S. patent will be obtained and, if obtained, the duration of such extension.

Similar provisions are available in the European Union and certain other non-U.S. jurisdictions to extend the term of a patent that covers an approved drug. In the future, if BLU-5937 receives approval from the FDA or non-U.S. regulatory authorities, we expect to apply for patent term extensions on issued patents covering BLU-5937, depending upon the length of the clinical trials for BLU-5937 and other factors. The expiration dates referred to above are without regard to potential patent term extension or other market exclusivity that may be available to us. However, we cannot provide any assurances that any such patent term extension of a non-U.S. patent will be obtained and, if obtained, the duration of such extension.

We also protect our proprietary technology and processes, in part, by confidentiality and invention assignment agreements with our employees, consultants, scientific advisors and other contractors. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants, scientific advisors or other contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Our commercial success will also depend in part on not infringing the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, alter our processes, obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize BLU-5937 or any future product candidate may have a material adverse impact on us. If third parties prepare and file patent applications that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings to determine priority of invention. See “Risk Factors”.

License Agreement

In February 2017, we entered into an agreement with NEOMED a not-for-profit organization originally spun out of AstraZeneca, for the exclusive, worldwide license to develop and commercialize BLU-5937. The P2X3 antagonist program was initiated by AstraZeneca and assigned to NEOMED in October 2012. Under the terms of the agreement, we paid NEOMED an upfront fee of $3.2 million, consisting of $1.7 million in cash and $1.5 million in equity with the issuance of 5,802,177 of our common shares. NEOMED has the right to terminate the license if our development and commercialization activities are deemed insufficient to meet the terms of the license. See “Risk Factors” in this annual information form.

19

NEOMED will be entitled to receive a tiered, low single-digit royalty on net sales-based revenues. In lieu of milestone payments, a certain portion of all other revenues we receive from BLU-5937 (excluding revenues derived from commercial sales) will be shared with NEOMED in accordance with a pre-established schedule whereby the shared revenue portion decreases as the program progresses in development.

Our royalty obligation with respect to the licensed product in each country commences upon the first commercial sale of the product in that country and extends until the later of (i) the expiration, of the last valid claim of any licensed patent or application covering the licensed product in the country, or (ii) the expiration of the market exclusivity granted by a regulatory authority in that country allowing the exclusive commercialization of the product. Upon the expiration of the royalty term for a product in a country, we are obligated to pay a reduced royalty rate only if we are still generating revenues in a given country.

Both we and NEOMED have the right to terminate the agreement if the other party materially breaches the agreement and fails to cure the breach within specified cure periods. Either party also has the right to terminate in the event the other party undergoes specified bankruptcy, insolvency or liquidation events, and we have the right to terminate the agreement for our convenience at any time on 180 days’ notice to NEOMED. We have diligence and reporting obligations under the agreement that require us to keep NEOMED informed of our research and development efforts and to use commercially reasonable efforts to commercialize at least one licensed product. See “Risk Factors” in this annual information form.

Human Resources

As at February 26, 2020, we employed 17 people.

Facilities

We leases office space in facilities located in the Parc Scientifique de la Haute Technologie in Laval, Quebec, Canada, pursuant to a lease originally entered into in March 2011. In March 2018, the lease was extended to January 31, 2020. In November 2019, we leased additional office space in the same facilities.

RISK FACTORS

Investing in our common shares involves a significant amount of risk. You should carefully consider the risks described below. If any of these risks actually occurs, our business, financial condition, results of operations or prospects could be materially adversely affected. These are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial, may also materially and adversely affect us. In such an event, the trading price of our common shares could decline and you may lose part or all of your investment in our securities. Any reference in this section to the Company’s “products” or “product candidates” includes a reference to BELLUS Health’s product candidate and future products or product candidates that may be developed.

Risks related to our business

We may not be able to maintain our operations and research and development without additional funding, and we may not have access to sufficient capital.

To date, we have financed our operations primarily through public offerings of common shares, private placements, the issuance of convertible notes and research tax credits. We have incurred significant operating losses and negative cash flows from operations since inception. As at December 31, 2019, we had available cash, cash equivalents and short-term investments totaling $116.9 million (US$90.0 million). Based on management’s estimate and current level of operations, we believe that our current liquidity position is sufficient to finance our operations into the foreseeable future. We will need to raise additional capital to fund our operations and to develop BLU-5937. Our future capital requirements will be substantial and may increase beyond current expectations depending on many factors, such as the duration, scope, rate of progress, results and costs of any preclinical studies and clinical trials for our current or any future product candidates; unexpected delays or developments in seeking regulatory approvals and the outcome thereof; the time and cost in preparing, filing, prosecuting, maintaining, and enforcing patent claims; other unexpected developments encountered in implementing our business development and commercialization strategies; the outcome of any litigation; and arrangements with collaborators. Further, changing circumstances may cause us to consume capital significantly faster than we currently anticipate. We have based the foregoing estimates on assumptions that may prove to be wrong, and we could utilize our available financial resources sooner than we currently expect.

20

We may seek to raise additional funds through public or private equity or debt financing, collaborations agreements with other companies and/or from other sources. We have no committed source of additional capital and additional funding may not be available on terms that are acceptable to us, or at all. If adequate funding is not available on reasonable terms, we may need to obtain funds on terms less favorable than we would otherwise accept. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in dilution to our shareholders. Moreover, the incurrence of debt financing could result in a substantial portion of our future operating cash flow, if any, being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on operations. This could render us more vulnerable to competitive pressures and economic downturns. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of BLU-5937 or other future product candidates or other research and development initiatives. We could be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to our product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves.

No assurance can be given that any such additional funding will be available or that, if available, it can be obtained on terms favorable to us. The failure to obtain additional financing on favorable terms, or at all, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have a history of losses and have not generated any product sales revenue to date. We may never achieve or maintain profitability.

Our product candidate, BLU-5937, is still only in development, and as a result, we have not generated any revenues from product sales to date. We have incurred substantial expenses in our efforts to develop BLU-5937, and consequently, have generated operating losses each year since our inception. For the years ended December 31, 2018 and 2019, we incurred net losses of $9.1 million and $34.5 million, respectively. As of December 31, 2019, we had an accumulated deficit of $522.5 million. Our losses have adversely affected, and will continue to adversely impact, working capital, total assets, and shareholders’ equity. We do not expect to generate any revenues from product sales in the immediate future. We may never successfully commercialize any products. Even if we succeed in developing commercial products, we expect to incur additional operating losses for at least the next several years. If we do not ultimately commercialize products and achieve or maintain profitability, an investment in our shares could result in a significant or total loss.

Our prospects currently depend heavily on the success and market acceptance of BLU-5937, which is still in clinical development.

We currently have no products for sale and may never be able to successfully develop products for sale. We currently believe that our growth and future prospects are mainly dependent on the successful development, regulatory approval and commercialization of our product candidate BLU-5937, which may never occur. We are focusing our efforts and resources into the development of BLU-5937. Our business thus depends on the successful preclinical and clinical development, regulatory approval and commercialization of BLU-5937, for which we must conduct additional preclinical studies and clinical trials, undergo further development activities and seek and receive regulatory approval prior to commercial launch. Further development of BLU-5937 will require substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales, if approved.

We anticipate that our ability to generate revenues will depend on the commercial success of BLU-5937, which will depend upon its market acceptance by purchasers in the pharmaceutical market and the future market demand and medical need for products and research utilizing BLU-5937. Most prescription drug candidates never reach the clinical development stage and even those that do reach clinical development have only a small chance of successfully completing clinical development and gaining regulatory approval. If we are unable to successfully commercialize BLU-5937, we may never generate revenues. There is also the risk that the actual market size or opportunity for BLU-5937 is not certain. If BLU-5937 reaches commercialization and there is low market demand for BLU-5937 or the market for BLU-5937 develops less rapidly than we anticipate, we may not have the ability to shift our resources to the development of alternative products. Failure to gain market acceptance of BLU-5937 or an incorrect estimate in the nature and size of our market could have a material adverse effect on us.

21

We rely on third parties to conduct preclinical studies and clinical trials for BLU-5937, and if they do not properly and successfully perform their obligations to us, we may not be able to obtain regulatory approvals for BLU-5937.

We have designed the clinical trials for BLU-5937. However, we rely on contract research organizations and other third parties to assist in managing, monitoring and otherwise carrying out these trials. We compete with many other companies for the resources of these third parties. The third parties on whom we rely generally may terminate their engagements at any time, and having to enter into alternative arrangements would delay development and commercialization of our product candidate. The U.S. Food and Drug Administration, or the “FDA”, and comparable foreign regulatory authorities require compliance with regulations and standards for designing, conducting, monitoring, recording, analyzing, and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Although we rely on third parties to conduct our clinical trials, they are not our employees, and we are responsible for ensuring that each of these clinical trials is conducted in accordance with our general investigational plan, protocol and other requirements. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities.

If these third parties do not successfully carry out their duties under their agreements, if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to clinical trial protocols or to regulatory requirements, or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, the clinical trials of BLU-5937 may not meet regulatory requirements. If clinical trials do not meet regulatory requirements or if these third parties need to be replaced, preclinical development activities or clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we may not be able to obtain regulatory approval of BLU-5937 on a timely basis or at all.

We rely completely on one third-party contract manufacturer to manufacture the active pharmaceutical ingredient, or “API”, for BLU-5937 and another third-party contract manufacturer to manufacture the final drug product, and we intend to rely on third parties to produce non-clinical, clinical and commercial supplies of BLU-5937 and any other future product candidates.

We do not currently have, nor do we plan to acquire, the infrastructure or capability to internally manufacture our clinical drug supply of BLU-5937, or any other product candidates we may develop in the future, for use in the conduct of our research and development activities, preclinical studies and clinical trials, and we lack the internal resources and the capability to manufacture any product candidates on a clinical or commercial scale. We currently have the API for BLU-5937 manufactured by one third-party contract manufacturer and final drug product supplied by another contract manufacturer, and do not currently have backup manufacturing capacity.

We plan to continue to rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, preclinical studies, human clinical trials and product commercialization, and to perform their obligations in a timely manner and in accordance with applicable government regulations. While we intend to contract for the commercial manufacture of our product candidates, we may not be able to identify and qualify contractors or obtain favorable contracting terms.

Our third-party contract manufacturer for the API for BLU-5937 is located in China. The COVID-19 (coronavirus) outbreak could potentially disrupt the operations of such third-party contract manufacturer if any of its employees are suspected or have been infected by the virus, and identified as a possible source of spreading the infection. Our contract manufacturer may also be required to disinfect its production plant and therefore suffer a temporary suspension of business operations.

22

If our current or future third-party manufacturers do not perform as agreed, experience business disruptions as previously described, or breach or terminate their agreements with us, significant additional time and costs would be required to effect a transition to a new contract manufacturer. If we are unable to retain our current contractors, or are unable to secure arrangements with new contractors to provide manufacturing services in a timely manner and on acceptable terms as needed, it will delay or prevent the development, promotion, marketing, or sale of BLU-5937, if approved, or any other future product candidates we may develop, and have a negative effect on our operations and financial condition. Moreover, if a replacement to our current or future contract manufacturers is required, the ability to establish second-sourcing or find a replacement manufacturer may be difficult due to the lead times generally required to manufacture drug products and the need for regulatory compliance inspections and approvals of any replacement manufacturer, all of which factors could result in production delays and additional costs.

Manufacturing of API and final drug products is complex and requires significant expertise. Difficulties could be encountered in production, particularly in scaling up and validating production. There can be no assurance that contract manufacturers will be successful at scaling up and producing BLU-5937 with the required quality and in the quantities and timelines that will be needed for clinical and/or commercial purposes. So far, we have only produced small quantities of BLU-5937 at kilogram scale for use in preclinical studies and clinical trials.

Our reliance on these contract manufacturers also exposes us to the possibility that they, or third parties with access to their facilities, will have access to and may appropriate our trade secrets or other proprietary information.

We rely on third-party contract manufacturers that are located outside of Canada. As a result, our operations are subject to customary risks related to the import of goods, including fluctuations in the value of currencies, changes in import duties, exchange controls, trade restrictions, work stoppages and general political and economic conditions in foreign countries. The countries from which we import pharmaceutical ingredients may, from time to time, impose new duties, tariffs or other restrictions or adjust presently prevailing duties or tariffs, which could adversely impact our ability to purchase such pharmaceutical ingredients or significantly increase the cost of doing so. The occurrence of any of these risks could delay or prevent the development, promotion, marketing, or sale of BLU-5937, if approved, or of any other future product candidates we may develop, and have a negative effect on our operations and financial condition.

The clinical effectiveness of BLU-5937 is not yet supported by clinical data.

The preclinical toxicology studies and the Phase 1 topline data announced in November 2018 showed that BLU- 5937 has a favorable safety and tolerability profile. However, the clinical safety of BLU-5937 has to be demonstrated through further clinical studies. The clinical effectiveness of BLU-5937 is not yet supported by clinical data and the medical community has not yet developed a large body of peer reviewed literature that supports the safety and efficacy of BLU-5937. If future studies call into question the safety or efficacy of BLU-5937 or any other product candidates we may develop in the future, our business, financial condition, results of operations or prospects could be adversely affected.

Even if BLU-5937 or any other product candidates we may develop in the future successfully complete the clinical trials and receive the regulatory approval necessary to market the product candidates to the public, there is also the risk of unknown side effects, which may not appear until the product candidates are on the market and may result in delay or denial of regulatory approval or withdrawal of previous approvals, product recalls or other adverse events, which could materially adversely affect us.

Our clinical trials may not yield results that will enable us to obtain regulatory approval for our current or future product candidates.

We will only receive regulatory approval for a product candidate if we can demonstrate in carefully designed and conducted clinical trials that the product candidate is safe and effective. We do not know whether our current or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or if they will result in marketable products.

23

Clinical trials are lengthy, complex, costly, and uncertain processes. It takes several years to complete testing, and failure can occur at any stage of testing. The early stage of our product candidate involves risks related to safety, efficacy, drug metabolism, pharmacokinetic profile, tolerability, manufacturing, formulation and distribution, among others. Results attained in preclinical testing and early clinical studies or trials may not be indicative of results that are obtained in later studies. We have suffered, and may suffer further, significant setbacks in advanced clinical trials, even after promising results in earlier studies. For instance, in June 2016, we announced that KIACTA (eprodisate) did not meet the primary efficacy endpoint in a Phase 3 clinical trial. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial or discontinue the development of a product candidate. Furthermore, actual results may vary once the final and quality-controlled verification of data and analyses has been completed. If we fail to adequately demonstrate the safety and efficacy of BLU-5937, we will not be able to obtain the required regulatory approvals to commercialize that product candidate.

Clinical trials are subject to continuing oversight by governmental regulatory authorities and institutional review boards, and must meet the requirements of these authorities; must meet requirements for informed consent; and must meet requirements for good clinical practices.

We may not be able to comply with these requirements. We rely on third parties, including contract research organizations and outside consultants, to assist in managing and monitoring clinical trials. Our reliance on these third parties may result in delays in completing, or in failing to complete, these trials if one or more third parties fail to perform with the speed and level of competence expected. If clinical trials for a product candidate are unsuccessful, we will be unable to commercialize such product candidate. If one or more of the clinical trials is delayed, we will be unable to meet our anticipated development or commercialization timelines. Either circumstance could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we encounter difficulties enrolling patients in clinical trials, the trials could be delayed or otherwise adversely affected.

Clinical trials for product candidates require us or third parties we contract with to identify and enroll a large number of patients with the disorder under investigation. We or the third parties we contract with may not be able to enroll a sufficient number of patients to complete clinical trials in a timely manner. Patient enrollment is a function of many factors, including the following: design of the protocol, size of the patient population, eligibility criteria for the trial in question, perceived risks and benefits of the drug under study, availability of competing therapies, efforts to facilitate timely enrollment in clinical trials, patient referral practices of physicians, and availability of clinical trial sites. If we or the third parties we contract with have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.

The outcome of preclinical studies and earlier-stage clinical trials may not be predictive of the success of later-stage clinical trials.

The outcome of preclinical testing and earlier-stage clinical trials may not be predictive of the success of later-stage clinical trials. BLU-5937 and any other product candidates we may develop may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials. Numerous companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials, and we cannot be certain that we will not face similar setbacks. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. Furthermore, the failure of any product candidate to demonstrate safety and efficacy in any clinical trial could negatively impact the perception of any other product candidates then under development and/or cause applicable regulatory authorities to require additional testing before approving any other product candidates.

24

Interim topline and preliminary results from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures, which could result in material changes in the final data.

From time to time, we may publish interim topline or preliminary results from our clinical trials. Interim results from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or topline results also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Differences between preliminary or interim data and final data could significantly harm our business prospects and may cause the trading price of our common shares to fluctuate significantly.

Even if we or any future partners obtain regulatory approvals for our product candidates, we will be subject to ongoing government regulation.

Even if regulatory authorities approve BLU-5937 or any future product candidate we may develop, the manufacturing, marketing, and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation may be costly and consume substantial financial and management resources. For example, an approval for a product may be conditioned on conducting costly post-marketing follow-up studies. In addition, if, based on these studies, a regulatory authority does not believe that the drug demonstrates a benefit to patients, such authority could limit the indications for which the product may be sold or revoke the product’s regulatory approval.

We and our contract manufacturers are required to comply with applicable current Good Manufacturing Practice regulations for the manufacture of product candidates. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of records and documentation. Manufacturing facilities must be approved before they can be used in the commercial manufacturing of products and are subject to subsequent periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval.

If we or any future marketing collaborators or contract manufacturers fail to comply with applicable regulatory requirements, we may be subject to sanctions, including fines, drug recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously granted regulatory approvals, and criminal prosecution. Any of these penalties could delay or prevent the promotion, marketing, or sale of our products.

In addition, we are currently or will in the future be subject to healthcare regulation and enforcement by the federal government and the states in which we will conduct our business once our product candidates are approved by the FDA and commercialized in the United States. In addition to the FDA’s restrictions on marketing of pharmaceutical products, the healthcare laws and regulations that may affect our ability to operate include: the federal fraud and abuse laws, including the federal anti-kickback and false claims laws; federal data privacy and security laws; and federal transparency laws related to payments and/or other transfers of value made to physicians and other healthcare professionals and teaching hospitals. Many states have similar laws and regulations that may differ from each other and federal law in significant ways, thus complicating compliance efforts. These laws may adversely affect our sales, marketing and other activities with respect to any product candidate for which we receive approval to market in the United States by imposing administrative and compliance burdens on us.

Because of the breadth of these laws and the narrowness of available statutory exceptions and regulatory safe harbors, it is possible that some of our business activities, particularly any sales and marketing activities after a product candidate has been approved for marketing in the United States, could be subject to legal challenge and enforcement actions. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to significant civil, criminal, and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government healthcare programs, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

25

We may not achieve our projected development goals in the announced and expected time frames.

From time to time, we set goals for and make public statements regarding the expectations for and timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, expected results, anticipated regulatory submission and approval dates, and timing of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving manufacturing or marketing arrangements sufficient to commercialize products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our current schedule for the launch of BLU-5937 or any other future product candidates we may develop. If we fail to achieve one or more of these milestones as planned, the price of our common shares would likely be adversely affected.

If we or our partners fail to obtain acceptable prices, coverage or adequate reimbursement for our products, our ability to generate revenues will be diminished.

Patients in the United States and elsewhere generally rely on third-party payors to reimburse part or all of the costs associated with their prescription drugs. Accordingly, our ability to successfully commercialize our products would depend significantly on the ability to obtain acceptable prices and the availability of coverage and adequate reimbursement from third-party payors, such as government and private insurance plans. Coverage and reimbursement policies for drug products can differ significantly among payors as there is no uniform policy of coverage and reimbursement for drug products among U.S. third-party payors. There may be significant delays in obtaining coverage and reimbursement as the process of determining coverage and reimbursement is often time-consuming and costly which will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage or adequate reimbursement will be obtained. While we have not commenced discussions with any such parties, these third-party payors frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. Our products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow us to sell our products on a competitive basis. Even if we obtain coverage for a given product candidate, the associated reimbursement rate may not be adequate to cover our costs, including research, development, intellectual property, manufacture, sale and distribution expenses, or may require co-payments that patients find unacceptably high.

In addition, the continuing efforts of third-party payors to contain or reduce the costs of healthcare through various means may limit our commercial opportunity and reduce any associated revenue and profits. We expect proposals to implement similar government controls to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost-control initiatives could decrease the price that we or any current or potential collaborators could receive for any of the products and could adversely affect profitability. In addition, in Canada and in many other countries, where significant healthcare reforms are currently under discussion, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control. In the United States, there have been and continue to be a number of healthcare-related legislative initiatives that have significantly affected the pharmaceutical industry. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Affordable Care Act, was passed in March 2010, and substantially changed the way healthcare is financed by both governmental and private insurers, and continues to significantly impact the pharmaceutical industry. There also has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. If we fail to obtain acceptable prices, coverages or an adequate level of reimbursement for our products, the sales of the products would be adversely affected or there may be no commercially viable market for our products.

26

Competition in the biopharmaceutical industry is intense, and development by other companies could render our product candidate or any future product candidates or technologies non-competitive.

The biopharmaceutical industry is intensely competitive and is subject to rapid and significant change. We face potential competition from many sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies. We consider our primary competitors to be those companies that are developing products specifically to treat chronic cough and those companies that develop products that, when approved, could be used off-label to treat cough. We are aware of other companies targeting chronic cough as the primary outcome measure in clinical studies of products. There are multiple companies developing products at varying stages of development specifically intended to treat chronic cough including Merck & Co., Bayer AG, Shionogi Inc. and NeRRe Therapeutics Ltd, some of which have substantially greater product development capabilities and financial, scientific, marketing, and human resources than us. Of these companies, Merck, Bayer and Shionogi are developing P2X3 antagonists for chronic cough that could compete directly with BLU-5937. Moreover, there are multiple companies developing therapeutic treatments for atopic dermatitis specifically, or various other forms of pruritus which could also have a therapeutic effect on atopic dermatitis itch including Sanofi S.A., Bayer AG, Pfizer Inc., Novartis International AG, LEO Pharma Inc., Menlo Therapeutics Inc., Vanda Pharmaceuticals Inc., Trevi Therapeutics Inc., Galderma S.A., Sienna Biopharmaceuticals, Inc., Tioga Pharmaceuticals, Inc. and Cara Therapeutics Inc.

We are heavily dependent on licensed intellectual property. If we were to lose our rights to licensed intellectual property, we would not be able to continue developing or commercializing BLU-5937. If we breach any of the agreements under which we license the use, development and commercialization rights to BLU-5937 or any other future product candidate or technology from third parties or if certain insolvency events were to occur, we could lose license rights that are critical to our business.

We have an exclusive worldwide license to develop and commercialize BLU-5937 pursuant to a license agreement with the NEOMED Institute, now adMare Bionnovations (“NEOMED”), that is critical to our business, which is subject to termination for breach of our terms and, therefore, our rights may only be available to us for as long as our development and commercialization activities are sufficient to meet the terms of the license. In addition, we may need to enter into additional license agreements in the future. Our existing license agreements impose, and any future license agreements may impose on us, various developments, regulatory and/or commercial diligence obligations, payment of milestones and/or royalties and other obligations. If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy, the licensor may have the right to terminate the license, in which event we would not be able to market products covered by the license, which would have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, our current or future licenses may provide for a reversion to the licensor of our rights in regulatory filings or other intellectual property or data that we regard as our own in the event the license terminates under certain circumstances, such as due to breach.

Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including with respect to:

• the scope of rights granted under the license agreement and other interpretation-related issues;

• the rights of our licensors under the license agreements; and

• our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of BLU-5937 and any future product candidates, and what activities satisfy those diligence obligations.

Any disputes with our licensors over intellectual property that we have licensed from them may prevent or impair our ability to maintain our current licensing arrangements on acceptable terms. Termination or expiry of our license agreements could result in the loss of significant rights and could materially harm our ability to further develop and commercialize BLU-5937 or other future product candidates.

We depend on our licensors to protect a significant portion of our proprietary rights that derive from license agreements, including our exclusive worldwide license with NEOMED to develop and commercialize BLU-5937. BLU-5937 is covered by a patent that is not owned by us but is instead licensed to us by NEOMED. Moreover, our licensors under current licenses retain and our licensors under future licenses may retain certain rights and obligations.

Our business could suffer, for example, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms.

27

In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

We may not obtain adequate protection for our products through our intellectual property.

Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks, and other intellectual property rights. Our success, competitive position and future revenues with respect to these product candidates will depend, in part, on our ability to protect our intellectual property. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We attempt to protect our proprietary position by maintaining trade secrets and by filing U.S. and foreign patent applications related to our in-licensed technology, inventions and improvements that are important to the development of our business. Our failure to do so may adversely affect our business and competitive position.

The patent positions of pharmaceutical and biopharmaceutical firms, including ours, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to us may not provide us with any competitive advantage. We may not be able to protect our intellectual property rights throughout the world. Our patents may be challenged by third parties in patent litigation. In addition, it is possible that third parties with drugs that are very similar to ours will circumvent our patents by means of alternate designs or processes. We may have to rely on method of use protection for our compounds in development and any resulting drugs, which may not confer the same level of protection as protection of our compounds per se. We may be required to disclaim part of the term of certain patents. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that our patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or drug would be found by a court to infringe our patents.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time. Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Patent applications relating to or affecting our business may have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with our technologies, patents, or patent applications, and such conflict could reduce the scope of patent protection that we could otherwise obtain. We could become involved in interference proceedings in the United States in connection with one or more of our patents or patent applications to determine priority of invention. Our granted patents could also be challenged and revoked in opposition proceedings in certain countries outside of the United States. In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We generally require employees, consultants, outside scientific collaborators, and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all of the technology that is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to ours or otherwise gain access to our trade secrets.

28

We may obtain the right to use certain technology under license agreements with third parties. Our failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause us to terminate the related development program and cause a complete loss of investment in that program. As a result of the foregoing factors, we may not be able to rely on our intellectual property to protect our products in the marketplace.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed.

We seek to protect our confidential proprietary information, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and collaborators. These agreements are designed to protect our proprietary information. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If any of our confidential proprietary information were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.

We may infringe the intellectual property rights of others.

Our commercial success depends significantly on our ability to operate without infringing on the patents and other intellectual property rights of third parties. There could be issued patents of which we are not aware that our products infringe or patents that we believe we do not infringe, but that we may ultimately be found to infringe. Moreover, patent applications are, in some cases, maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our drug infringes.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. We believe that BLU-5937 does not infringe any valid claim of these patents, although there can be no assurances of this. In the event of an infringement or violation of another party’s patent, we may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of drugs or lead to prohibition of the manufacture or sale of drugs by us.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could harm our business.

Third parties may assert patent or other intellectual property infringement claims against us or our other licensors arising from the manufacture, use, or sale of our current or future product candidates. An unfavorable outcome could result in loss of patent rights and require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

29

We may become involved in lawsuits or other proceedings to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or other intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office, or “USPTO”, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. The validity of our current or future patents or patent applications or those of our licensors may also be challenged in interference or derivation proceedings, opposition, post grant review, inter partes review, or other similar enforcement and revocation proceedings, provoked by third parties or brought by us. Our patents could be found invalid, unenforceable, or their scope significantly reduced.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of litigation or other proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market.

Patent litigation is costly and time consuming and may subject us to liabilities.

Our involvement in any patent litigation, interference, post-grant proceedings such as inter partes review or opposition, or other administrative proceedings will likely cause us to incur substantial expenses, and the efforts of technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject us to significant liabilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common shares.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensors’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

30

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employees’ former employers or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

The market price of our common shares experiences a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally and the short-term effect of a number of possible events.

We are a public growth company in the biotechnology sector. As frequently occurs among these companies, the market price for our common shares may experience a high level of volatility. During the 12-month period ended on December 31, 2019, giving effect to the one-for-3.6 consolidation of our common shares effective on August 19, 2019, our common shares traded between $3.49 and $11.20 per share on the TSX. Since their initial NASDAQ listing on September 5, 2019, up to December 31, 2019, our common shares traded between US$5.55 and US$7.88 per share on NASDAQ.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common shares, including, among other things, the following: (1) clinical and regulatory developments regarding our product candidate and those of our competitors; (2) arrangements or strategic partnerships by our competitors; (3) other announcements by us or our competitors regarding technological, drug development, sales, or other matters; (4) patent or other intellectual property achievements or adverse developments; (5) arrivals or departures of key personnel; (6) changes in financial estimates and recommendations by securities analysts; (7) government regulatory action affecting our product candidate and our competitors’ products in the United States, Canada, and foreign countries; (8) actual or anticipated fluctuations in revenues or expenses; (9) general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; (10) failure to enter into favorable third-party manufacturing agreements; (11) events related to threatened, new, or existing litigation; (12) economic conditions in the United States, Canada, or abroad; (13) purchases or sales of blocks of our securities; and (14) difficulties in our ability to obtain additional financing.

31

The recent listing of our common shares on NASDAQ may increase share price volatility due to various factors, including that the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common shares, regardless of our operating performance. In addition, sales of substantial amounts of our common shares in the public market after any offering, or the perception that those sales may occur, could cause the market price of our common shares to be adversely affected.

As at December 31, 2019, OrbiMed Advisors LLC (“OrbiMed”), Power Sustainable Capital Investments Inc. (“PSCI”), a subsidiary of Power Corporation of Canada, and Rocabe Investments Inc., a company in which Mr. Roberto Bellini, our President and Chief Executive Officer, has a 50% equity interest (“Rocabe” and, collectively with OrbiMed and PSCI, the “Major Shareholders”), together own, directly or indirectly, an aggregate of approximately 29.8% of our outstanding common shares. A decision by one or more of our Major Shareholders or any other significant shareholder to sell a substantial amount of our common shares could cause the trading price of our common shares to be adversely affected. Furthermore, shareholders may initiate securities class action lawsuits if the market price of our common shares drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

These factors, among others, could depress the trading price of our securities. Because we may experience high volatility in our common shares, individuals or entities should not invest in our common shares unless prepared to absorb a significant loss of capital. At any given time, investors may not be able to sell their shares at a price that is acceptable or at all. The market liquidity for our stock is low. While a more active trading market may develop in the future, the limited market liquidity for our common shares may affect an investor’s ability to sell at a price that is satisfactory to them or at all.

We do not expect to pay any cash dividends for the foreseeable future.

Investors should not rely on an investment in our common shares to provide dividend income. We do not anticipate that we will pay any cash dividends to holders of our common shares in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our operations. In addition, any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common shares. Accordingly, investors must rely on sales of their common shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common shares.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover our company downgrade our common shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause our share price and trading volume to decline.

We would not be able to successfully commercialize product candidates if we are unable to create sales, marketing, and distribution capabilities or make adequate arrangements with third parties, including entering into collaborations with partners, for such purposes.

In order to commercialize our product candidates successfully, we could, on a product-by-product basis, either develop internal sales, marketing, and distribution capabilities or make arrangements with third parties, including entering into collaborations with partners, to perform some or all of these services. We currently have no marketing capabilities and sales force. To the extent that we internally develop a sales force, the cost of establishing and maintaining a sales force would be substantial and may exceed our cost effectiveness. In addition, in marketing our drugs, we would likely compete with many companies that currently have extensive and well-funded marketing and sales operations. Despite marketing and sales efforts, we may be unable to compete successfully against these companies. We may not be able to do so on favorable terms. We could rely on third parties to market and sell our products in certain territories, rather than establishing an internal sales force. When we contract with third parties, including entering into collaborations with partners, for the sale and marketing of our products, revenues depend upon the efforts of these third parties, which may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties for such purposes, our business, financial condition, results of operations and prospects will be materially adversely affected.

32

We are subject to intense competition for skilled personnel. The loss of key personnel or the inability to attract additional personnel could impair our ability to conduct operations.

We are highly dependent on our management and staff; the loss of whose services might adversely impact our ability to achieve our objectives. Recruiting and retaining qualified management and other personnel is critical to our success. Competition for skilled personnel is intense, and the ability to attract and retain qualified personnel may be affected by such competition. We do not maintain “key person” insurance for any of our key personnel.

We are subject to the risk of product liability claims, for which we may not have, or may not be able to obtain, adequate insurance coverage.

Human therapeutic products involve the risk of product liability claims and associated adverse publicity. Currently, our principal risks relate to participants in the clinical trials who may suffer unintended consequences. Claims might be made directly by consumers, patients, healthcare providers, or pharmaceutical companies or others selling or consuming any of our products, if approved. We may not have or be able to obtain or maintain sufficient and affordable insurance coverage, including coverage for potentially very significant legal expenses. Without sufficient coverage, any claim brought against us could have a materially adverse effect on our business, financial condition, results of operations or prospects.

Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue or expense fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make, or may be required to make, changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for companies like us, and insurance costs are increasing as a result of this uncertainty.

We may incur losses associated with foreign currency fluctuations.

Our operations are, in some instances, conducted in currencies other than our functional currency and a portion of our net monetary assets is denominated currencies other than our functional currency. Fluctuations in the value of foreign currencies relative to our functional currency could cause us to incur currency exchange losses.

We may incur losses due to adverse decisions by tax authorities.

Our income tax reporting is subject to audit by tax authorities. The effective tax rate may change from year to year based on the mix of income; non-deductible expenses; changes in tax law; and changes in the estimated values of future income tax assets and liabilities.

33

We may enter into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. We must therefore make estimates and judgments in determining our consolidated tax provision. In addition, we apply for numerous tax credits that play an important role in our financial planning and we are not certain that the tax authorities will grant them. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the consolidated tax provisions and accruals. This could result in a material effect on our consolidated research tax credits, income tax provision, financial position and the net income/loss for the period in which such determinations are made.

We are subject to taxation in Canada and were subject to taxation in certain foreign jurisdictions prior to the corporate reorganization. Our effective tax rate and tax liability are determined by a number of factors, including the amount of taxable income in particular jurisdictions, the tax rates in these jurisdictions, tax treaties between jurisdictions, the extent to which we transfer funds to and repatriate funds from our subsidiaries and future changes in laws. An adverse interpretation or ruling by one of the taxing authorities in a jurisdiction in which we operate or a change in law could increase our tax liability or result in the imposition of penalty payments, which could adversely impact our operating results.

Our Major Shareholders have influence over our business and corporate matters, including those requiring shareholder approval. This could delay or prevent a change in control. Sales of common shares by our largest shareholders could have an impact on the market price of our common shares.

Our Major Shareholders together own, directly or indirectly, an aggregate of approximately 29.8% of our outstanding common shares as at December 31, 2019. Pursuant to a board representation agreement dated December 18, 2018 between us and Orbimed, Orbimed is entitled to cause one nominee to be included in the list of management nominees to be proposed for election to our Board at each shareholders’ meeting occurring following that date. Orbimed’s nomination right terminates on the date Orbimed ceases to beneficially hold at least 10% of our issued and outstanding common shares. OrbiMed’s nominated candidate is Mr. Khuong. In addition, pursuant to board representation agreements dated April 16, 2009, between us and each of PSCI and a predecessor to Rocabe (the “2009 Board Representation Agreements”), each of PSCI and Rocabe is entitled to cause two nominees to be included in the list of management nominees to be proposed for election to the Board at each shareholders meeting occurring following that date. Despite their rights, each of PSCI and Rocabe has only nominated one candidate. PSCI’s and Rocabe’s right to two nominees each shall terminate on the date each of PSCI, on the one hand, and Rocabe, the FMRC Family Trust (“FMRC”) and 1324286 Alberta Limited, a wholly-owned subsidiary of FMRC, collectively, on the other hand, ceases to beneficially hold at least 7.5% of our issued and outstanding common shares. Therefore, OrbiMed, PSCI, FMRC, Rocabe and certain persons related to such entities have the ability to exercise a significant degree of influence over our business and the outcome of various corporate matters, including those requiring shareholder approval. In particular, this concentration of ownership may have the effect of delaying or deferring a change in control of the Company and may adversely affect the price of our common shares.

We may be required to make a payment under an indemnity agreement.

In March 2017, we entered into a share purchase agreement with Taro for the sale of our wholly-owned subsidiary Thallion, including all the rights to the product candidate ShigamabTM. We agreed to indemnify Taro, subject to certain conditions and limitations, for losses which it may suffer or incur, arising out of any debts, liabilities, commitments or obligations of any nature resulting from any matters, actions, events, facts or circumstances related to the activities or affairs of Thallion, which occurred prior to the effective time of the share purchase agreement. We have no indemnity provision recorded as at December 31, 2019.

If we are a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, the consequences to U.S. holders of our common shares may be adverse.

Under the U.S. Internal Revenue Code of 1986, as amended, or the “Code”, we will be classified as a PFIC in respect of any taxable year in which either (i) 75% or more of our gross income consists of certain types of   “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, if we directly or indirectly own at least 25% by value of the shares of another corporation, we will be treated as if we held our proportionate share of the assets and received directly our proportionate share of the income of such other corporation. PFIC status is a factual determination that needs to be made annually after the close of each taxable year, on the basis of the composition of our income, the relative value of our active and passive assets, and our market capitalization. For this purpose, our PFIC status depends in part on the application of complex rules, which may be subject to differing interpretations, relating to the classification of our income and assets. Based on our interpretation of the law, our recent financial statements, and taking into account expectations about our income, assets and activities, we believe that we were a PFIC for the taxable year ended December 31, 2018 and expect that we will be a PFIC for the current taxable year.

34

If we are a PFIC for any taxable year during which a U.S. holder holds our common shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the common shares, regardless of whether we continue to meet the PFIC test described above, unless the U.S. holder makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. holder holds our common shares, the U.S. holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements. In certain circumstances, a U.S. holder may alleviate some of the adverse tax consequences attributable to PFIC status by making either a “qualified electing fund,” or “QEF”, election or a mark-to-market election (if our common shares constitute “marketable” securities under the Code.

We are an emerging growth company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our common shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest to occur of  (i) the last day of the fiscal year in which we have total annual gross revenue of  US$1.07 billion or more; (ii) December 31, 2024 (the last day of the fiscal year ending after the fifth anniversary of the date of the completion of the first sales of its common equity pursuant to an effective registration statement under the U.S. Securities Act); (iii) the date on which we have issued more than US$1 billion in non-convertible debt securities during the prior three-year period; or (iv) the date we qualify as a “large accelerated filer” under the rules of the SEC, which means the market value of our common shares held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter after we have been a reporting company in the United States for at least 12 months. For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 (“Section 404”) of the Sarbanes-Oxley Act Sarbanes-Oxley Act (2002), as amended (the “Sarbanes-Oxley Act”).

We may take advantage of some, but not all, of the available exemptions available to emerging growth companies. We cannot predict whether investors will find our common shares less attractive if we rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

Brexit may create volatility in markets and uncertainty regarding future laws and regulations in the United Kingdom and the rest of Europe.

Our Phase 2 clinical trial for the treatment of refractory chronic cough is being conducted at clinical sites located in the United Kingdom. In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. On January 31, 2020, under the terms of the Agreement on the withdrawal of the United Kingdom of Great Britain and Northern Ireland from the European Union and the European Atomic Energy Community, the United Kingdom withdrew from the European Union, beginning a transition period ending on December 31, 2020, unless extended. While the terms of this withdrawal are still subject to negotiation between the United Kingdom and the European Union, the referendum has led to volatility in the financial markets of the United Kingdom and more broadly across Europe and may lead to a weakening in consumer, corporate and financial confidence in such markets. The referendum has also created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union laws to replace or replicate in the event of a withdrawal, and has also given rise to calls for the governments of other European Union member states to consider withdrawal. The risks of changing laws and regulations in the United Kingdom are creating uncertainty for companies like us. Compliance with any such changing laws and regulations may be costly and consume substantial financial and management resources, as well as delay or prevent the development, promotion, marketing, or sale of our product candidates. The extent and process by which the United Kingdom may exit the European Union, and the longer term economic, legal, political and social framework to be put in place between the United Kingdom and the European Union are likely to lead to ongoing political and economic uncertainty and periods of exacerbated volatility in both the United Kingdom and in wider European markets for some time. This mid-to-long-term uncertainty may have an adverse effect on global economic conditions and on our ability to carry out our plans with respect to the development of BLU-5937, which in turn could have a material adverse effect on our business and financial condition.

35

Our internal computer systems, or those used by our contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, our internal computer systems, and those of our third parties on which we rely, are vulnerable to damage from computer viruses and unauthorized access, malware, natural disasters, fire, terrorism, war and telecommunication, electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. While we have not experienced any such material system failure or security breach to our knowledge to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our future product candidates could be delayed.

The biopharmaceutical industry is subject to rapid technological change, which could affect the commercial viability of our products.

The biopharmaceutical industry is subject to rapid and significant technological change. Research, discoveries or inventions by others may result in medical insights or breakthroughs which render our products less competitive or even obsolete. Furthermore, there may be breakthroughs of new biopharmaceutical technologies which may become superior to ours that may result in the loss of our commercial advantage. Our future success will, in part, depend on our ability to, among others:

•	develop or license new technologies that address the changing needs of the medical community; and

•	respond to technological advances and changing industry standards and practices in a cost-effective and timely manner.

Developing technology entails significant technical and business risks and substantial costs. We cannot assure you that we will be able to utilize new technologies effectively or that we will be able to adapt our existing technologies to changing industry standards in a timely or cost-effective manner, or at all. If we are unable to keep up with advancements in technology, our business, financial conditions and results of operations could be materially adversely affected.

36

An investor may be unable to bring actions or enforce judgments against us and certain of our directors and officers.

We are incorporated under the laws of Canada, and our principal executive offices are located in Canada. Most of our directors and officers reside outside of the United States and all or a substantial portion of our assets and the assets of such persons are located outside the United States. Consequently, it may not be possible for an investor to effect service of process within the United States on us or those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against those persons or us.

There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon United States federal securities laws and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of the United States federal securities laws. Therefore, it may not be possible for U.S. holders of common shares to enforce those actions against us, certain of our directors and officers. Additionally, some of our directors and officers reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for U.S. holders of common shares to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons.

The market price for our common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control.

The factors which may contribute to market price fluctuations of our common shares include, but are not limited to, the following:

•	actual or anticipated fluctuations in our quarterly results of operations;

•	recommendations by securities research analysts;

•	changes in the economic performance or market valuations of companies in the industry in which we operate;

•	addition or departure of our executive officers and other key personnel;

•	release or expiration of transfer restrictions on outstanding common shares;

•	sales or perceived sales of additional common shares;

•	operating and financial performance that vary from the expectations of management, securities analysts and investors;

•	regulatory changes affecting our industry generally and its business and operations;

•	announcements of developments and other material events by us or our competitors;

•	fluctuations to the costs of vital production materials and services;

•	changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies; and

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.

37

We will incur increased costs as a result of operating as a public company in the United States and our management will be required to devote substantial time to new compliance initiatives.

As a public company, particularly after we are no longer an “emerging growth company” as defined under the JOBS Act, we will incur significant legal, accounting and other expenses that we did not incur prior to being listed in the United States. In addition, the Sarbanes-Oxley Act, and rules implemented by the SEC, and NASDAQ, impose various other requirements on public companies, and we will need to spend time and resources to ensure compliance with our reporting obligations under Canadian securities laws, as well as our obligations in the United States.

Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting (“ICFR”), which, after we are no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will document and evaluate our ICFR, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite our efforts, there is a risk that neither us nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in our ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities required for public company more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as regulatory and governing bodies provide new guidance. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and divert management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Being a public company in the United States and complying with applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our Board.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

As a foreign private issuer under applicable U.S. federal securities laws, we are not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the U.S. Exchange Act.

38

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company.

In order to maintain our current status as a foreign private issuer, a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of the common shares are owned of record in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

dividends

We have not declared any dividends on common shares since our incorporation. Any future determination to pay dividends on our common shares will remain at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

description of capital structure

Our authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

As at February 26, 2020, we had 55,378,660 common shares issued and outstanding, all of which are fully paid and non-assessable, and 60,277,193 common shares on a fully diluted basis, including 4,726,943 stock options granted under the stock option plan and 171,590 broker warrants.

Common Shares

Voting Rights.  Each of our common shares entitles its holder to notice of, and to one vote at, all meetings of our shareholders. Holders of our common shares are not entitled to cumulative voting.

Dividend Rights.  Each of our common shares carries an entitlement to receive dividends if, as and when declared by the Board. In the event of the liquidation, dissolution or winding-up of BELLUS Health, our net assets available for distribution to our shareholders will be distributed ratably among the holders of our common shares.

Applicable Limitations on Nonresident or Foreign Owners.  There are no applicable limitations on the right of nonresident or foreign owners to hold or vote our common shares imposed by foreign law or by our charter or other constituent documents.

Share Consolidation.  On August 15, 2019, we filed articles of amendment for the purpose of effecting a consolidation of our common shares on the basis that each 3.6 outstanding common shares became one post-consolidated common share. No fractional common shares were issued in connection with such consolidation and, in the event that a shareholder would otherwise have been entitled to a fractional common share upon such consolidation, such fractional share was cancelled. Except where otherwise noted, all information in this annual information form gives effect to such share consolidation.

39

Preferred Shares

No preferred shares are currently issued; however, they may be issued from time to time in one or more series, the terms of each series, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, to be determined at the time of creation of each such series by the Board without shareholder approval, provided that all preferred shares will rank, with respect to dividends and return of capital in the event of liquidation, dissolution, winding-up or other distribution of our assets for the purpose of winding-up its affairs, pari passu among themselves and in priority to all common shares or shares of any class ranking junior to the preferred shares. Except as provided for in our articles of incorporation (as amended), the holders of preferred shares shall not be entitled to receive notice of meetings of our shareholders nor to attend thereat and shall not be entitled to vote at any such meeting.

MARKET FOR SECURITIES

Our common shares are listed and posted for trading on the TSX and on NASDAQ. The following table sets forth, for the periods indicated, the reported high and low sales prices and the aggregate volume of trading of our common shares on the TSX and on NASDAQ. On August 19, 2019, we effected a 3.6 to 1 consolidation of our common shares. All prices in the following table reflect the share consolidation.

	TSX
Period	High	Low	Volume
January 2019	4.25	3.49	421,534
February 2019	4.79	3.67	1,018,669
March 2019	6.08	4.46	977,239
April 2019	6.05	3.96	574,171
May 2019	5.58	3.96	1,000,204
June 2019	11.12	5.26	2,043,765
July 2019	12.06	9.76	1,797,538
August 2019	12.38	8.45	1,623,902
September 2019	10.15	8.05	1,599,627
October 2019	9.73	8.21	716,936
November 2019	9.81	7.37	926,687
December 2019	9.97	8.74	692,819

	NASDAQ
Period *	High	Low	Volume

September 2019	7.88	6.14	5,169,748
October 2019	7.49	6.16	1,113,211
November 2019	7.47	5.55	1,301,470
December 2019	7.70	6.63	3,565,953

*The common shares commenced trading on NASDAQ on September 5, 2019

PRIOR SALES

No securities of the Company that are outstanding but not listed or quoted on a marketplace were issued during the financial year ended December 31, 2019.

40

DIRECTORS AND OFFICERS

As of February 26, 2020, the directors and executive officers, as a group, beneficially owned or exercised control or direction over an aggregate of 1,592,645 of the common shares representing 2.9% of the issued and outstanding common shares as at such date.

The following table states the names of all BELLUS Health’s directors and executive officers as at February 26, 2020, their municipality, province or state and country of residence, their age, their principal occupation during the past five years, their position and office held with the Company and the period during which each director has served as a director of the Company. All members of the Board of Directors will hold their positions until the next annual meeting of shareholders of the Company.

Name and Municipality of Residence	Age (at February 26, 2020)	Principal Occupation During Past Five Years	Office	Period during which served as a Director
Dr. Francesco Bellini, O.C. (1) Calgary, Alberta, Canada	72	Chairman of the Board of Picchio International Inc. (a management and holding company)	Chairman of the Board	2002-2020
Mr. Roberto Bellini (1) Montreal, Quebec, Canada	40	President and Chief Executive Officer of the Company	Director	2009-2020
Dr. Youssef L. Bennani (2) Lorraine, Quebec, Canada	59	Chairman of the Board of Domain Therapeutics (3)	Director	2017-2020
Mr. Franklin M. Berger, CFA (4) New York, New York, United States	70	Consultant	Director	2010-2020
Dr. Clarissa Desjardins Montreal, Quebec, Canada	53	Director (5)	Director	2017-2020
Mr. Chau Q. Khuong (6) New York, New York, United States	44	Private Equity Partner of OrbiMed Advisors LLC (“OrbiMed”)	Director	2018-2020
Mr. Pierre Larochelle (1), (2), (4) Montreal, Quebec, Canada	48	President and CEO, of Power Energy Corporation	Director	2009-2020
Mr. Joseph Rus (2), (4) Toronto, Ontario, Canada	74	Consultant	Director	2009-2020
Catherine M. Bonuccelli, MD (7) Wilmington, Delaware, United States	62	Chief Medical Officer of the Company	Chief Medical Officer	—
Mr. François Desjardins, CPA, CA Montreal, Quebec, Canada	57	Vice President, Finance of the Company	Vice President, Finance	—
Dr. Denis Garceau Montreal, Quebec, Canada	63	Senior Vice President, Drug Development of the Company	Senior Vice President, Drug Development	—
Mr. Tony Matzouranis Montreal, Quebec, Canada	47	Vice President, Business Development of the Company	Vice President, Business Development	—
Mr. Sébastien Roy Montreal, Quebec, Canada	44	Partner, Davies Ward Phillips & Vineberg LLP (a law firm)	Corporate Secretary	—

NOTES:

(1)	Pursuant to board representation agreements dated April 16, 2009 between the Company and each of Victoria Square Ventures Inc. (“VSVI”) and a predecessor to Rocabe Investments Inc. (“Rocabe”) (the “2009 Board Representation Agreements”), each of VSVI and Rocabe is entitled to cause two nominees to be included in the list of management nominees to be proposed for election to the Board at each shareholders meeting occurring following that date. VSVI’s and Rocabe’ right to two nominees each shall terminate on the date each of VSVI, on the one hand, and Rocabe, FMRC Family Trust (“FMRC”), a trust of which Dr. Francesco Bellini, Chairman of the Board of the Company, and Mr. Roberto Bellini, President and Chief Executive Officer of the Company, are beneficiaries and 1324286 Alberta Limited (“AlbertaCo”), a wholly-owned subsidiary of the FMRC, collectively, on the other hand, ceases to beneficially hold at least 7.5% of the issued and outstanding common shares. Despite their rights, VSVI has only nominated one candidate, being Mr. Larochelle, and Rocabe has only nominated one candidate, being Dr. Bellini.

(2)	Member of the Human Resources and Governance Committee.

(3)	From 2013 to 2017, Dr. Bennani was Site Head and Vice-President of R&D at Vertex Pharmaceuticals Canada Inc., a research and development company. Dr. Bennani was appointed in 2019 as venture partner of adMare BioInnovations, the sole member of the Neomed Institute.

(4)	Member of the Audit Committee.

(5)	From 2012 to 2019, Dr. Desjardins was Chief Executive Officer of Clementia Pharmaceuticals, Inc.

(6)	Pursuant to Board representation agreement dated December 18, 2018 between the Company and OrbiMed (the “2018 Board Representation Agreement”), OrbiMed is entitled to cause one nominee to be included in the list of management nominees to be proposed for election to the Board at each shareholders meeting occurring following that date. OrbiMed’s right to one nominee shall terminate on the date OrbiMed ceases to beneficially hold at least 10% of the issued and outstanding common shares. OrbiMed’s nominated candidate is Mr. Khuong.

(7)	Dr. Bonuccelli was appointed Chief Medical Officer on August 26, 2019. From 2015 to 2019, she was US Medical Affairs Respiratory Therapeutic Area Head for GSK.

41

Committees of the Board

The following is a description of the current committees of the Board:

Audit Committee

The mandate of the Audit Committee includes assisting the Board in its oversight of (i) the integrity of the Company’s financial statements, accounting and financial reporting processes, system of internal controls over financial reporting and audit process, (ii) the Company’s compliance with, and process for monitoring compliance with, legal and regulatory requirements so far as they may relate to matters of financial reporting, (iii) the independent auditors’ qualifications, independence and performance, and (iv) the performance of the Company’s internal audit function (if any). The current members of the Audit Committee are Mr. Pierre Larochelle (Chair), Mr. Franklin M. Berger and Mr. Joseph Rus.

Human Resources and Governance Committee

Compensation Matters: The mandate of the Human Resources and Governance Committee includes reviewing the compensation arrangements for the Company’s employees, including executive officers and directors, and making recommendations to the Board with respect to such compensation arrangements, as well as making recommendations to the Board with respect to the Company’s incentive compensation plans and equity-based plans and overseeing succession planning.

Governance Matters: The mandate of the Human Resources and Governance Committee is also to develop and recommend to the Board a set of corporate governance principles and to prepare and review the disclosure with respect to, and the operation of, the Company’s system of corporate governance, before such disclosure is submitted to the Board for its approval. The Human Resources and Governance Committee is responsible for the review and periodic update of the Company’s corporate governance mandates, charters, policies and procedures, including its Code of Ethics which governs the conduct of the Company’s directors, officers and other employees. Moreover, the Human Resources and Governance Committee is mandated to examine, on an annual basis, the size and composition of the Board and, if appropriate, recommend to the Board a program to establish a Board comprised of members who facilitate effective decision-making.

Human Resources Matters: Finally, the Human Resources and Governance Committee shall also identify individuals qualified to become members of the Board, recommend to the Board nominees to be put before shareholders at each annual meeting and recommend to the Board a process for board, committee and director assessment. In fulfilling its responsibilities to identify nominees to the Board, the Human Resources and Governance Committee comes up with the names of individuals it believes represent potentially suitable candidates and also solicits names of other potentially suitable candidates from the other members of the Board and also from management of the Company. It then looks at the qualifications and qualities of each in light of the needs of the Board and the Company and bases its recommendation to the Board on this basis.

42

The current members of the Human Resources and Governance Committee are Mr. Joseph Rus (Chair), Mr. Pierre Larochelle and Dr. Youssef L. Bennani.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

From time to time during the normal course of business, we become party to legal proceedings. At the date hereof, we are not a party to proceedings that alone or in aggregate represent claims that could, in the judgment of management, be material to us on a consolidated basis. In addition, during the year ended December 31, 2019, we were not subject to: any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority; any penalties or sanctions imposed by a court or regulatory body that would be considered important by a reasonable investor; or any settlement agreements relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Consulting and Service Agreement

We have entered into a Consulting and Service Agreement with effect from January 1, 2010 with Picchio International providing for strategic advice on matters pertaining to the development and commercialization of pharmaceutical products to provide health solutions to address critical unmet needs. Under the terms of that agreement, Picchio International has assigned primary responsibility for providing such services to Dr. Francesco Bellini. For the services, a monthly retainer of $20,833 is paid and Picchio International is reimbursed for its reasonable expenses incurred in the proper conduct of the services. During the fiscal period ended December 31, 2019, Picchio International received $381,000 under the Consulting and Service Agreement.

AUDIT COMMITTEE AND PRINCIPAL ACCOUNTANTS FEES AND SERVICES

Charter of the Audit Committee

The Charter of the Audit Committee is attached hereto as Schedule A.

Composition of the Audit Committee

Until the next annual meeting of shareholders of the Company, the Audit Committee is composed of Mr. Pierre Larochelle (Chair), Mr. Franklin M. Berger and Mr. Joseph Rus. Each of the members of the Audit Committee is financially literate and independent.

Relevant Education and Experience

Mr. Pierre Larochelle has an MBA from INSEAD and has experience in finance and finance-related matters through his work in banking and in a venture capital company specializing in biopharmaceutical and healthcare investments and his roles as President and Chief Executive Officer of Adaltis Inc., a publicly listed biotechnology company and as Vice President, Investments at Power Corporation of Canada, a diversified management and holding company. Mr. Franklin M. Berger, CFA, is a biotechnology industry analyst with over 25 years of experience in capital markets and financial analysis. He holds an M.B.A. from the Harvard Graduate School of Business Administration and an M.A. in International Economics and a B.A. in International Relations both from Johns Hopkins University. Mr. Joseph Rus has broad experience in the pharmaceutical industry as he held senior management positions in global pharmaceutical companies. He is a graduate of the Executive Marketing Program at the University of Western Ontario (Canada), as well as the International Program at the Institute of Management and Development of the University of Lausanne, Switzerland.

43

As such, all members of the Company’s Audit Committee understand the accounting principles the Company uses to prepare its financial statements and have the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves.

Messrs. Larochelle, Berger and Rus have an understanding of internal controls and procedures for financial reporting.

External Auditor Services Fees

We paid KPMG LLP (“KPMG”), our external auditors, the following fees in each of the last two fiscal periods.

Annual Audit Fees

The following sets forth the aggregate fees for each of the last two fiscal periods for professional fees to KPMG for the audit of the annual financial statements, review of interim financial statements and work in connection with registration statements / prospectuses:

Fiscal year ended December 31, 2019	$264,500
Fiscal year ended December 31, 2018	$142,500

Audit-Related Fees

The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal periods for French translation of documents:

Fiscal year ended December 31, 2019	$20,500
Fiscal year ended December 31, 2018	$12,000

Tax Fees

The following sets forth the aggregate fees in each of last two fiscal periods for professional services rendered by KPMG for tax compliance:

Fiscal year ended December 31, 2019	$8,500
Fiscal year ended December 31, 2018	$8,500

All Other Fees

The following sets forth the aggregate fees in each of the last two fiscal periods for products and services provided by the principal accountant not described above:

Fiscal year ended December 31, 2019	Nil
Fiscal year ended December 31, 2018	Nil

Our Audit Committee pre-approves every engagement by KPMG to render audit or non-audit services. All of the services described above were approved by the Audit Committee.

TRANSFER AGENT AND REGISTRAR

In connection with our common shares, Computershare Investor Services Inc. is the Canadian transfer agent and registrar and Computershare Trust Company NA is the US transfer agent and registrar.

44

INTEREST OF EXPERTS

KPMG LLP has audited the Company’s consolidated statements of financial position as at December 31, 2019 and 2018, and the consolidated statements of loss and other comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2019 and 2018. KPMG LLP are the auditors of the Company and have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

ADDITIONAL INFORMATION

Additional information regarding BELLUS Health may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of informed persons in material transactions, if applicable, is contained in our management information circular for the most recent meeting of shareholders that involved the election of directors. Additional financial information is provided in our consolidated financial statements for the most recently completed financial year.

45

Schedule A

AUDIT COMMITTEE CHARTER

BELLUS HEALTH INC.

ESTABLISHMENT OF THE AUDIT COMMITTEE

The establishment of the Audit Committee of the Board of Directors (the “Board”) of BELLUS Health Inc. (the “Company”) is hereby confirmed with the purpose, constitution and responsibilities described below.

The Purpose of THE Audit Committee

The purpose of the Audit Committee is to assist the Board in its oversight of, and recommend appropriate actions with respect to (i) the integrity of the Company’s financial statements, accounting and financial reporting processes, system of internal controls over financial reporting and audit process, (ii) the Company’s compliance with, and process for monitoring compliance with, legal and regulatory requirements so far as they relate to matters of financial reporting, (iii) the independent auditor’s qualifications, independence and performance and (iv) the design, implementation and performance of the Company’s internal audit function.

Management is responsible for (a) the preparation, presentation and integrity of the Company’s financial statements, (b) accounting and financial reporting principles and (c) the Company’s internal controls and procedures designed to promote compliance with accounting standards and applicable laws and regulations. The Company’s independent auditing firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.

The Audit Committee members are not necessarily professional accountants or auditors and their functions are not intended to duplicate or to certify the activities of management and the independent auditor. The Audit Committee is not expected to certify that the independent auditor is “independent” under applicable rules. The Audit Committee serves a Board level oversight role where it oversees the relationship with the independent auditor, as set forth in this charter, and provides advice, counsel and general direction, as it deems appropriate, to management and the independent auditor on the basis of the information it receives, discussions with the auditor and the experience of the Audit Committee’s members in business, financial and accounting matters.

Membership

The Audit Committee shall consist of no fewer than three members of the Board, all of whom shall be appointed by the Board upon the recommendation of the Human Resources and Governance Committee. Except as otherwise permitted by applicable law and the rules of the relevant regulatory authorities and stock exchanges, all of the members of the Audit Committee will be “independent directors” as defined under applicable law and the listing standards and applicable policies of The Toronto Stock Exchange (“TSX”) and The Nasdaq Global Market (“Nasdaq”) and such members of the Audit Committee shall meet the independence, experience and expertise requirements under applicable law and the listing standards and applicable policies of TSX and Nasdaq and applicable policies of the Board.

Appointment to the Audit Committee, and the designation of any Audit Committee members as “audit committee financial experts”, shall be made on an annual basis by the full Board upon recommendation of the Human Resources and Governance Committee. At least one member of the Audit Committee shall be a “financial expert”, as such term is defined by the U.S. Securities and Exchange Commission, and have, as determined by the Board, accounting or related financial management expertise.

46

Compensation of AUDIT Committee Members

No member of the Audit Committee may receive any compensation from the Company other than (i) director’s fees, which may be received in cash, common stock, equity-based awards or other in-kind consideration ordinarily available to directors, (ii) a pension or other deferred compensation for prior service that is not contingent on future service, and (iii) any other regular benefits that directors of peer companies may receive, all as determined from time to time by the Human Resources and Governance Committee and the Board of Directors.

AUDIT Committee Structure and CONDUCT

The Board shall designate one member of the Audit Committee as its chairperson (the “Chairperson”). The Audit Committee shall meet at least once during each fiscal quarter, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the Audit Committee or its Chairperson. At least annually, the Audit Committee will also meet separately with the independent auditors and/or the head of internal audit function (or, if applicable, internal audit service providers), without management present.

The Audit Committee shall meet at such times and places as it shall determine. The Audit Committee may invite such members of management, the independent auditor and other persons to its meetings as it may deem desirable or appropriate. Periodically, the Audit Committee shall meet in executive session amongst themselves, with the independent auditor, the internal audit function, if any, and management. The Chairperson of the Audit Committee shall report on Audit Committee activities to the full Board.

Responsibilities

With respect to the independent auditor, the Audit Committee:

1.	is directly responsible for the appointment (and recommends to the Company’s Board of Directors and shareholders the appointment/ratification of the appointment of) and replacement, compensation, retention and oversight of the work of the Company’s independent auditor, including the resolution of any disagreement between management and the independent auditor; the independent auditor shall report directly to the Audit Committee.

2.	reviews and discusses, at least annually, the formal written statement from the independent auditor concerning any relationship between the independent auditor and the Company or any other relationships that may adversely affect the independence of the auditor, and actively engages in a dialogue with the independent auditors regarding any such disclosed relationships, and, based on such review, assesses the independence of the auditor and takes, or recommends that the Board take, appropriate action where necessary.

3.	obtains written confirmation from the independent auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the Independence Standards of the Canadian Institute of Chartered Accountants and as required by applicable law or standards of the Public Company Accounting Oversight Board (the “PCAOB”), or any successor body.

4.	reviews and evaluates the qualifications, performance and independence of the independent auditor, and makes recommendation to the Board whether to retain their services.

5.	establishes policies and procedures for the review and pre-approval by the Audit Committee of all auditing services and permissible non-audit services (including the fees and terms thereof), as required by applicable law or listing standards, to be performed by the independent auditor, with exceptions provided for de minimis amounts under certain circumstances as described by law.

47

6.	reviews and discusses with the independent auditor: (a) its audit plans and audit procedures, including the scope, fees and timing of the audit, and (b) the results of the annual audit examination and accompanying management letters.

7.	discusses and reviews with the independent auditor the year-end audited financial statements, the Management’s Discussion and Analysis (the “MD&A”) of operations and financial performance and the related press release.

8.	reviews and discusses with the independent auditor on (a) critical accounting policies used by the Company, (b) alternative accounting treatments in accordance with the International Financial Reporting Standards (the “IFRS”) related to material items that have been discussed with management, including the ramifications of the use of the alternative treatments and the treatment preferred by the independent auditor and (c) other material written communications between the independent auditor and management.

9.	reviews with the independent auditor its judgment as to the quality, not just the acceptability, of the Company’s accounting principles and such matters as are required to be discussed with the Audit Committee under generally accepted auditing standards.

With respect to other matters, the Audit Committee:

10.	reviews annually its Charter, prepares and approves a conforming annual work plan to ensure all tasks are duly executed.

11.	discusses and reviews with management quarterly financial statements, the year-end audited financial statements, the MD&A and related press release before the Company publicly discloses this information; and recommends to the Board that these documents be approved.

12.	reviews and discusses with management the Company’s major risks, including those affecting its financial reporting, information management and information technology as well as the steps management has taken to monitor and control such risks.

13.	reviews and has prior-approval authority for related-party transactions (as defined in the relevant TSX and Nasdaq requirements).

14.	reviews and discusses with management, the Chief Financial Officer (or that person fulfilling the functions of the Chief Financial Officer) and the internal audit function, if any: (a) the adequacy and effectiveness of selected internal controls (including any significant deficiencies and significant changes in internal controls reported to the Audit Committee by the independent auditor or management), (b) the Company’s internal audit procedures, where applicable, and (c) the adequacy and effectiveness of selected disclosure controls and procedures, and management reports thereon.

15.	requires management to prepare accurate financial reports, maintain appropriate internal controls, perform appropriate risk management, develop and apply proper practices and financial policies;

16.	reviews and approves the Company’s financial policies.

17.	reviews and concurs in the appointment, replacement, reassignment or dismissal of the internal audit function, if any.

18.	reviews and approves the internal audit function’s annual audit planning report, reviews its progress reports on a quarterly basis and evaluates its performance annually.

48

19.	establishes procedures for the receipt, retention and treatment by the Company of complaints regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

20.	establishes policies for the hiring of employees/partners and former employees/partners of the present and former independent auditor.

21.	when appropriate, designates one or more of its members to perform certain of its duties on its behalf, subject to such reporting to or ratification by the Audit Committee as the Audit Committee shall direct.

22.	ensures that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the information described in paragraph 11 above, and must periodically assess the adequacy of those procedures.

23.	performs financial analysis as required from time to time by the Board of Directors and provide advice.

24.	discusses with management and the independent auditors any other matters required to be communicated to the Audit Committee by the independent auditors under applicable standards of the PCAOB or applicable law or listing standards.

25.	consider any other matter which in its judgment should be taken into account in reaching its recommendation to the Board concerning the approval of the financial statements.

PERFORMANCE EVALUATION

The Audit Committee will engage in periodic self-assessments with the goal of continuing improvement, and will report to the Board annually on the performance of the Audit Committee against its mandate; will annually review and reassess the adequacy of its charter, and recommend any changes to the Board, where appropriate.

RESOURCES AVAILABLE TO THE AUDIT COMMITTEE

The Audit Committee shall have the authority to engage independent legal, accounting and other advisers, as it determines necessary to carry out its duties. The Audit Committee shall have sole authority to approve related fees and retention terms.

The Company shall provide funding, as determined appropriate by the Audit Committee and in the Audit Committee’s sole authority, for payment of:

1.	Compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for the Company;

2.	Compensation to any advisers employed by the Audit Committee, as it determines necessary to carry out its duties; and

3.	Ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out the Audit Committee’s duties.

DIRECT COMMUNICATION WITH THE AUDiT COMMITTEE

The Chairperson of the Audit Committee is to be contacted directly by the Chief Financial Officer (or that person fulfilling the functions of the Chief Financial Officer), the internal audit function or the independent auditor: (1) to review items of a sensitive nature that can impact the accuracy of financial reporting, or (2) to discuss significant issues relative to the overall Board’s responsibility that have been communicated to management but, in their judgment, may warrant follow-up by the Audit Committee.

49